FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of October 2007

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
               ---------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


--------------------------------------------------------------------------------


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Director, Chief Financial Officer
                                            Corporate Executive Vice President



October 25, 2007


--------------------------------------------------------------------------------


 RICOH                                                       October 25, 2007

                                INTERIM REPORT

                      Half year ended September 30, 2007
       (Results for the Period from April 1, 2007 to September 30, 2007)
                     Three months ended September 30, 2007
       (Results for the Period from July 1, 2007 to September 30, 2007)

PERFORMANCE OUTLINE (CONSOLIDATED)

(1) Half year ended September 30, 2006, 2007 and Year ending March 31, 2008 (Forecast)

                                                                                                      (Billions of yen)
--------------------------------------------------------------------------------------------------- ---------------------
                                                       Half year ended    Half year ended            Year ending
                                                      September 30, 2006 September 30, 2007         March 31, 2008
                                                          (Results)          (Results)      Change    (Forecast)   Change
--------------------------------------------------------------------------------------------------- ---------------------
   Domestic sales                                             492.4              504.4         2.4%    1,040.0       3.8%
   Overseas sales                                             494.4              583.9        18.1%    1,210.0      13.4%
Net sales                                                     986.9            1,088.3        10.3%    2,250.0       8.8%
Gross profit                                                  407.9              451.2        10.6%      940.0       9.0%
Operating income                                               73.1               84.5        15.6%      195.0      11.8%
Income from continuing operations before income taxes          74.2               85.0        14.5%      192.0      10.0%
Net income                                                     52.0               53.1         2.1%      117.0       4.7%
--------------------------------------------------------------------------------------------------- ---------------------
Exchange rate (Yen/US$)                                      115.40             119.37        3.97      117.19      0.17
Exchange rate (Yen/EURO)                                     145.98             162.36       16.38      158.68      8.60
--------------------------------------------------------------------------------------------------- ---------------------
Net income per share-basic (yen)                              71.35              72.83        1.48      160.30      7.20
Net income per share-diluted (yen)                            71.35              70.90       -0.45      156.04      4.15
--------------------------------------------------------------------------------------------------- ---------------------
Total assets                                                2,090.9            2,299.8       208.8          --        --
Shareholders' investment                                    1,001.9            1,114.5       112.6          --        --
Interest-bearing debt                                         393.7              420.4        26.7          --        --
--------------------------------------------------------------------------------------------------- ---------------------
Equity ratio (%)                                               47.9               48.5         0.6          --        --
--------------------------------------------------------------------------------------------------- ---------------------
Shareholders' investment per share (yen)                   1,373.28           1,527.18      153.90          --        --
--------------------------------------------------------------------------------------------------- ---------------------
Cash flows from operating activities                           51.6               78.8        27.2          --        --
Cash flows from investing activities                          -39.2             -137.1       -97.8          --        --
Cash flows from financing activities                            1.1               -7.2        -8.3          --        --
Cash and cash equivalents at end of period                    203.8              190.1       -13.7          --        --
--------------------------------------------------------------------------------------------------- ---------------------
Capital expenditures                                           39.1               39.6         0.5        90.0       4.2
Depreciation for tangible fixed assets                         33.7               35.6         1.9        76.0       3.5
R&D expenditures                                               56.5               61.5         5.0       128.0      13.0
--------------------------------------------------------------------------------------------------- ---------------------

(2) Three months ended September 30, 2006 and 2007

                                                              (Billions of yen)
-----------------------------------------------------------------------------------
                                       Three months ended Three months ended
                                       September 30, 2006 September 30, 2007 Change
-----------------------------------------------------------------------------------
   Domestic sales                             252.0              259.7         3.0%
   Overseas sales                             250.2              298.5        19.3%
Net sales                                     502.3              558.2        11.1%
Gross profit                                  205.3              222.4         8.3%
Operating income                               32.5               37.9        16.7%
Income before income taxes                     35.5               31.7       -10.6%
Net income                                     22.9               19.3       -15.8%
-----------------------------------------------------------------------------------
Exchange rate (Yen/US$)                      116.26             117.98        1.72
Exchange rate (Yen/EURO)                     148.16             162.00       13.84
-----------------------------------------------------------------------------------
Net income per share-basic (yen)              31.43              26.45       -4.98
Net income per share-diluted (yen)            31.43              25.75       -5.68
-----------------------------------------------------------------------------------
Capital expenditures                           23.2               22.5        -0.6
Depreciation for tangible fixed assets         17.7               18.8         1.0
R&D expenditures                               31.1               34.3         3.1
-----------------------------------------------------------------------------------

                              RICOH COMPANY, LTD.

* Ricoh bases the forecast estimates for March 31, 2008 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.

                                      1



RICOH COMPANY, LTD. AND CONSOLIDATED SUBSIDIARIES
INTERIM REPORT (CONSOLIDATED. HALF YEAR ENDED SEPTEMBER 30, 2007)

1. RESULTS FOR THE PERIOD FROM APRIL 1, 2007 TO SEPTEMBER 30, 2007

(1) Operating Results

                                                                                             (Millions of yen)
--------------------------------------------------------------------------------------------------------------
                                                        Half year ended    Half year ended      Year ended
                                                       September 30, 2006 September 30, 2007  March 31, 2007
--------------------------------------------------------------------------------------------------------------
Net sales                                                   986,922           1,088,373          2,068,925
   (% change from the previous corresponding periods)           7.3                10.3                8.4
Operating income                                             73,163              84,568            174,380
   (% change from the previous corresponding periods)          12.5                15.6               17.4
Income from continuing operations before income taxes        74,268              85,042            174,519
   (% change from the previous corresponding periods)          10.0                14.5               14.2
Net income                                                   52,045              53,160            111,724
   (% change from the previous corresponding periods)          21.4                 2.1               15.1
Net income per share-basic (yen)                              71.35               72.83             153.10
Net income per share-diluted (yen)                            71.35               70.90             151.89
--------------------------------------------------------------------------------------------------------------
Notes:

Equity in income of affiliates: Yen 955 million; Yen 1,038 million (half year ended September 30, 2006); Yen 1,539 million (year ended March 31, 2007)

(2) Financial Position                                         (Millions of yen)
--------------------------------------------------------------------------------
                         September 30, 2006 September 30, 2007  March 31, 2007
--------------------------------------------------------------------------------
Total assets                 2,090,974          2,299,845          2,243,406
Shareholders' investment     1,001,948          1,114,571          1,070,913
Equity ratio (%)                  47.9               48.5               47.7
Equity per share (yen)        1,373.28           1,527.18           1,467.03
--------------------------------------------------------------------------------

(3) Cash Flows                                                                   (Millions of yen)
--------------------------------------------------------------------------------------------------
                                            Half year ended    Half year ended      Year ended
                                           September 30, 2006 September 30, 2007  March 31, 2007
--------------------------------------------------------------------------------------------------
Cash flows from operating activities             51,624              78,836           167,297
Cash flows from investing activities            -39,259            -137,124          -115,432
Cash flows from financing activities              1,101              -7,256             9,282
Cash and cash equivalents at end of period      203,876             190,136           255,737
--------------------------------------------------------------------------------------------------

                                               Year ended    Year ending
2. DIVIDEND INFORMATION                      March 31, 2007 March 31, 2008
--------------------------------------------------------------------------
Cash dividends, applicable to the year (yen)     28.00          33.00
   Half year (yen)                               13.00          16.00
   Year-end (yen)                                15.00          17.00
--------------------------------------------------------------------------

3. FORECAST OF OPERATING RESULTS FROM APRIL 1, 2007 TO MARCH 31, 2008 (Millions of yen)
---------------------------------------------------------------------------------------
Net sales                                                                 2,250,000
Operating income                                                            195,000
Income before income taxes                                                  192,000
Net income                                                                  117,000
Net income per share-basic (yen)                                             160.30
---------------------------------------------------------------------------------------

* In accordance with Japanese regulations, Ricoh has issued forecast for its financial results for the fiscal year ending March 31, 2008. These forecast are forward-looking statements based on a number of assumptions and beliefs in light of the information currently available to management and subject to significant risks and uncertainties.

                                      2



4. OTHERS

(1)Change in significant subsidiaries has been made.
   1 Removal (Lanier Worldwide, Inc.)
(2)Change in accounting method has been made.
(3)Number of common stock outstanding (including treasury stock):
   As of September 30, 2007 744,912,078 shares As of September 30, 2006 744,912,078 shares
   As of March 31, 2007 744,912,078 shares
(4)Number of treasury stock:
   As of September 30, 2007 15,091,026 shares As of September 30, 2006 15,309,383 shares
   As of March 31, 2007 14,924,405 shares


                                      3



1. PERFORMANCE

(1) OPERATING RESULTS
*Overview

Ricoh Group's consolidated net sales for the first half of fiscal year 2008 (April 1, 2007 to March 31, 2008) increased by 10.3% as compared to the previous corresponding period, to Yen 1,088.3 billion. During this period, the average yen exchange rates were Yen 119.37 against the U.S. dollar (down Yen 3.97) and Yen 162.36 against the euro (down Yen 16.38). Sales would have increased by 6.0% if not for the effects of foreign currency exchange fluctuations.

Sales in all the segments such as the Office Solutions, Industrial Products and Other increased. As for the Office Solutions, sales of its digital plain paper copiers (PPCs), multifunctional printers (MFPs) and laser printers, mainly for color products, continuously increased and Information Technology services also increased its sales resulting from the expansion of solutions business. As for Industrial Products, sales of its thermal media, semiconductor and electronic component products increased. As for Other, financing services and digital camera increased its sales.

As a result, domestic sales increased by 2.4% from the previous corresponding period, to Yen 504.4 billion. Overseas sales also increased by 18.1% from the previous corresponding period, to Yen 583.9 billion.

Gross profit increased by 10.6% from the previous corresponding period, to Yen
451.2 billion. This increase was primarily due to the increased sales of value-added high-margin products such as color MFPs in addition to ongoing cost management controls. Foreign currency fluctuations also served as a factor behind the profit increase.

Selling, general and administrative expenses increased by 9.5% from the previous corresponding period, to Yen 366.6 billion. R&D expenses remain high level due to its focus on developing new products. Additionally due to our accelerated efforts in implementing measures for enhancing our capabilities to provide solutions and expanding business spheres, expenses increased. Ricoh did start to see the positive effect of its structural reform initiatives such as enhancing the efficiency of the core operations. Consequently, the percentage of general and administrative expenses against total sales decreased by 0.2 percentage points from the previous corresponding period, to 33.7%. R&D expenses increased by Yen 5.0 billion from the previous corresponding period, to Yen 61.5 billion (5.7% of total sales).

As a result, operating income increased by 15.6% from the previous corresponding period, to Yen 84.5 billion.

In the other (income) expense, the decrease in other income was due to an income from the sales of marketable securities as compared to the previous corresponding period. As a result, income from continuing operations before income taxes increased by 14.5% from the previous corresponding period, to Yen
85.0 billion.

The effective tax rate was 35.1%.

As a result, net income from continuing operations increased by 14.2% from the previous corresponding period, to Yen 53.1 billion.

Net income increased by 2.1% from the previous corresponding period, to Yen
53.1 billion while a gain from the sale of the discontinued operations was recognized in the previous corresponding period.

Ricoh Company, Ltd. decided to increase its interim dividend by Yen 3.00 from the previous corresponding period, to Yen 16.00 per share.

[Graph 1] Consolidated performance
The graphs are omitted. The data in the omitted graphs can be shown at the schedule 1 in APPENDIX B.

                                      4



* Consolidated Sales by Product Line

Office Solutions (Sales up 10.3% to Yen 924.6 billion)
------------------------------------------------------

Net sales in the Office Solutions segment which consists of image solutions and network system solutions increased by 10.3% from the previous corresponding period, to Yen 924.6 billion despite stiff competition against other manufacturers regarding the color equipment and solution business.
The breakdown of sales for Imaging Solutions and Network System Solutions is as shown below.
The sales would have increased by 5.5% excluding the effects of foreign currency fluctuations.

   Imaging Solutions (Sales up 11.3% to Yen 827.3 billion)
   -------------------------------------------------------

   Sales of PPCs, MFPs and printers, mainly color equipment, increased both in Japan and overseas due to its expanding product lines and enhanced solution sales structures. The new color MFP products launched as a standard new-generation color model played a large role in this sales increase. Overall sales increased by 11.3% from the previous corresponding period, to Yen 827.3 billion.

   The sales would have increased by 5.9% excluding the effects of foreign currency fluctuations.

   Network System Solutions (Sales up 2.9% to Yen 97.2 billion)
   ------------------------------------------------------------

   The increase in sales of IT services was due to the expansion of solution business. The sales of personal computers and PC servers increased slightly in the domestic market. As a result, sales in this category increased by 2.9% from the previous corresponding period, to Yen 97.2 billion.

Industrial Products (Sales up 13.5% to Yen 77.4 billion)
--------------------------------------------------------

Net sales in the Industrial Products segment increased by 13.5% from the previous corresponding period, to Yen 77.4 billion. Sales in thermal media, semiconductors, electric components as well as measuring instruments increased.

Other (Sales up 7.1% to Yen 86.2 billion)
-----------------------------------------

Net sales in this category increased by 7.1% from the previous corresponding period, to Yen 86.2 billion. Sales of digital cameras in both the Japanese and overseas markets increased in addition to good performance of the financing services in Japan.

   [Graph 2] Consolidated sales by product line
   The graphs are omitted. The data in the omitted graphs can be shown at the schedule 2 in APPENDIX B.

                                      5



* Consolidated Sales by Geographic Area

Japan (Sales up 2.4% to Yen 504.4 billion)
------------------------------------------

While the Japanese economy was on the upswing, consumer spending remained flat. In this market circumstances, Ricoh launched its new products and offered a wide range of solutions in an effort to cultivate a growing customers' needs for solutions and color products in the office solutions market. This effort resulted in a significant sales increase in color MFPs as compared to the previous corresponding period. In the Industrial Products, sales in thermal media, electronic components and measuring instruments increased. Sales in the Other segment increased due to the favorable performance in financing business as well as digital cameras. Overall sales in Japan increased by 2.4% from the previous corresponding period.

The Americas (Sales up 6.0% to Yen 215.7 billion)
-------------------------------------------------

In the U.S., a competition in our product market become more intensified while the weakened demand in housing market and concerns to the subprime loans arise. Under such circumstances, the Office Solutions segment focused on strengthening sales structures and expanding product lines in order to provide the best solutions to meet the diverse range of customer needs for color, networking and high-speed products. Sales of Office Solutions increased owing to color MFPs and printers as compared to the previous corresponding period. As a result, sales in the Americas increased by 6.0% as comapred to the previous period. The increase in sales in this area would have increased by 2.5% excluding the effects of foreign currency fluctuations.

Europe (Sales up 27.6% to Yen 289.1 billion)
--------------------------------------------

As the European economy remaining on a steady footing, its Office Solutions segment proceeded with further strengthening sales structures and expanding product lines in order to provide the best solutions to meet a diverse range of customer needs through the acquisition of Infotec Europe B.V. As a result, sales of PPCs, MFPs and printers exceeded last year's level in both color and black/white product categories, bringing overall sales in Office Solutions segment up 26.8% over the previous corresponding period. Sales in the Industrial Products also increased due to the favorable performance of the thermal media and semiconductor businesses. These factors all resulted in a 27.6% increase in sales in Europe. The increase in sales in this area would have increased by 15.5% excluding the effects of foreign currency fluctuations.

Other (Sales up 23.0% to Yen 79.1 billion)
------------------------------------------

Other including China, other Asian countries and Oceania generally experienced economic evolution, with the Chinese economic continuious rapid growth despite a slight slowdown in some areas. Against this backdrop, its Office Solutions segment achieved higher sales of PPCs, MFPs and printers, largely for color products, in comparison with the previous corresponding period due to the increasing demand for both color and monocrome products. As for the Industrial Products segment, the sales for thermal media, semiconductor and electronic component increased as compared to the previous corresponding period. These factors all resulted in a 23.0% increase in overall sales in this area. The sales increase in this area would have increased by 10.7% excluding the effects of foreign currency fluctuations.

[Graph 3] Consolidated sales by geographic area
The graphs are omitted. The data in the omitted graphs can be shown at the schedule 3 in APPENDIX B.

                                      6



*Segment Information

Business Segment
----------------
Office Solutions

Ricoh expanded product lines in the office equipment market as well as in the production printing and low-end markets. Ricoh also strengthened sales structures for solutions business. This resulted in increased sales of PPCs, MFPs and printers, mainly for color products, both in Japan and overseas in addition to increased sales in service and support including IT services. Consequently, overall sales in this segment increased by 10.3% from the previous corresponding period, to Yen 924.6 billion.

In terms of operating expenses, R&D expenses remain high level due to its focus on developing new products. Additionally due to its accelerated efforts in implementing measures for enhancing our capabilities to provide solutions and expanding business spheres, expenses increased. Ricoh has started to see the positive effect of its structural reform initiatives such as enhancing the efficiency of the core operations. As a result, operating income increased by 12.2% to Yen 110.8 billion from the previous corresponding period.

Total assets increased from the previous corresponding period due to increases in its accounts receivables and inventory assets resulted from the sales increase as well as the investment to a joint venture company with IBM Corporation and the other business acquisitions.

Industrial Products
-------------------

Sales in semiconductor, thermal media and electronic component remained steady. As a result in the Industrial Products, the sales increased by 12.8% from the previous period, to Yen 79.6 billion. Operating income increased from the previous corresponding period due to an increase in its sales volume. Net assets increased from the previous period as a result of increased sales as well as construction of a new thermal media production facility in China.

Other
-----

Sales in financing service and digital camera businesses increased. However, this increase in sales did not have a significant effect on the overall profit. While net sales in Other segment increased by 7.1%, operating income decreased from the previous corresponding period.

                                                                           (Billions of yen)
--------------------------------------------------------------------------------------------
                                                            Half year ended
                                          Half year ended      September
                                         September 30, 2006    30, 2007        Change (%)
--------------------------------------------------------------------------------------------
Office Solutions:
   Net sales                                    838.0             924.6              10.3
   Operating income                              98.7             110.8              12.2
       Operating income on sales(%)              11.8              12.0          0.2point
   Identifiable assets                        1,474.2           1,681.7              14.1
   Capital expenditures                          34.4              34.9               1.4
   Depreciation                                  29.4              30.4               3.3
--------------------------------------------------------------------------------------------
Industrial Products:
   Net sales                                     70.5              79.6              12.8
   Operating income                               0.8               2.6             201.3
       Operating income on sales(%)               1.3               3.4         2.1points
   Identifiable assets                           86.5              97.2              12.4
   Capital expenditures                           2.8               3.3              18.5
   Depreciation                                   2.7               3.2              20.2
--------------------------------------------------------------------------------------------
Other:
   Net sales                                     80.5              86.2               7.1
   Operating income                               1.8               1.1             -38.6
       Operating income on sales(%)               2.4               1.4        -1.0points
   Identifiable assets                          114.1             113.3              -0.7
   Capital expenditures                           1.4               0.8             -38.5
   Depreciation                                   0.9               1.1              21.7
--------------------------------------------------------------------------------------------

                                      7



Geographic Segment
------------------

Japan
-----

Sales in the Japan increased in the Office Solutions, Industrial Products and Other. Additionally exports, mainly consisting of color MFPs and high-speed MFPs increased. Due to these factors as well as the effect of the appreciation of both the U.S. Dollar and the Euro in relation to the Japanese Yen, overall sales in Japan increased by 2.6% from the previous corresponding period, to Yen
769.9 billion. Operating expenses increased by 2.9% due to an increase in the net sales as well as increases in R&D for new products, reinforcement for solution initiatives and further development on business expansion. Consequently, operating income decreased by 2.1% to Yen 50.5 billion and operating income on net sales decreased by 0.3 percentage point to 6.6%.

The Americas
------------

Sales of PPCs, MFPs and printers increased from the previous corresponding period, both for color MFP and printer products. Net sales in the Americas increased by 5.2% to Yen 215.9 billion. Operating income decreased by 39.1% to Yen 5.4 billion due to an increase in expenses for developement on business expansion. Operating income as a percentage of net sales decreased by 1.9 percentage point to 2.5%.

Europe
------

Sales significantly increased for both color and black/white PPCs and MFPs as compared to the previous corresponding period. As a result net sales in Europe increased by 27.3% to Yen 291.0 billion. Operating income increased by 65.1% from the pervious corresponding period, to Yen 15.8 billion due primarily to the sales increase. Operating income as a percentage of net sales also increased 1.2 percentage point from the previous corresponding period, to 5.4%.

Other
-----

Sales in the Chinese, Asian and Oceana markets increased from the previous corresponding period, mainly for color PPCs, MFPs and printers. A large number of products primarily including color MFPs manufactured in its Chinese production base were supplied on a global basis, significantly boosting the value of exports in China. Consequently, net sales in these areas were up 24.3% to Yen 154.7 billion on a year-on-year basis. Operating income rose 38.7% to Yen 12.2 billion due to increased production volume in these markets. The ratio of operating income to net sales also increased by 0.8 percentage point compared with the previous corresponding period, to 7.9%.

                                                                               (Billions of yen)
------------------------------------------------------------------------------------------------
                                          Half year ended    Half year ended
                                         September 30, 2006 September 30, 2007    Change (%)
------------------------------------------------------------------------------------------------
Japan:
   Net sales                                    750.4              769.9                  2.6%
   Operating income                              51.6               50.5                 -2.1%
       Operating income on sales(%)               6.9                6.6           -0.3 point
   Identifiable assets                        1,246.6            1,294.9                  3.9%
------------------------------------------------------------------------------------------------
The Americas:
   Net sales                                    205.2              215.9                  5.2%
   Operating income                               8.9                5.4                -39.1%
       Operating income on sales(%)               4.4                2.5          -1.9 points
   Identifiable assets                          249.4              355.1                 42.4%
------------------------------------------------------------------------------------------------
Europe:
   Net sales                                    228.5              291.0                 27.3%
   Operating income                               9.5               15.8                 65.1%
       Operating income on sales(%)               4.2                5.4           1.2 points
   Identifiable assets                          262.5              307.2                 17.0%
------------------------------------------------------------------------------------------------
Other:
   Net sales                                    124.5              154.7                 24.3%
   Operating income                               8.8               12.2                 38.7%
       Operating income on sales(%)               7.1                7.9            0.8 point
   Identifiable assets                           93.5              112.8                 20.7%
 -----------------------------------------------------------------------------------------------

                                      8



*Forecast for the entire fiscal year

Economic projections and Ricoh Group's strategies for fiscal year 2008
----------------------------------------------------------------------

The global economy is expected to continue its gradual expansion although remain sluggish in some countries. The US economy is likely to remain stagnant due to the deterioration in the housing market while the economy in Europe and Asian countries other than China will slow down. The Chinese economy is expected to continue growing at a fast rate. The Japanese economy is likely to continue expanding at a gradual pace although consumer spending trends cannot be accurately predicted.

Customer needs will become increasingly diversified in the Ricoh Group's markets. Competition is expected to heat up in the area of office solutions, especially the area of color products and solution business. Competition is expected to be fierce in both the Industrial Products and Other segments as companies try to respond to ever-diversifying customer needs.

Working against this backdrop, the Ricoh Group aims to enhance its competitive edge by creating new value and developing a highly efficient management that will promote grow and further development. We will launch new products and services throughout fiscal year 2008 with an aim to creating new value. We will also step up our efforts to implement structural reforms and strengthening our business foundation in order to further enhance our operational efficiency.

Our performance forecast for fiscal year 2008 is as follows:
Exchange Rate Assumptions for the 2nd half year
US$ 1  = Yen 115.00 (Yen 119.37 in 1st half year)
EURO 1 = Yen 155.00 (Yen 162.36 in 1st half year)

Exchange Rate Assumptions for the full year ended March 31, 2008
US$ 1  = Yen 117.19 (Yen 117.02 in previous fiscal year)
EURO 1 = Yen 158.68 (Yen 150.08 in previous fiscal year)

                                                         (Billions of yen)
--------------------------------------------------------------------------
                             Year ended    Year ending
                           March 31, 2007 March 31, 2008
                             (Results)      (Forecast)        Change
--------------------------------------------------------------------------
   Domestic sales             1,002.2        1,040.0            3.8%
   Overseas sales             1,066.6        1,210.0           13.4%
Net sales                     2,068.9        2,250.0            8.8%
Gross profit                    862.4          940.0            9.0%
Operating income                174.3          195.0           11.8%
Income before income taxes      174.5          192.0           10.0%
Net income                      111.7          117.0            4.7%
--------------------------------------------------------------------------

Notes:
* Ricoh bases the forecast estimates for the year ending March 31, 2008 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.

                                      9



(2) FINANCIAL POSITION

A) Assets, Liabilities, And Shareholders' Investment At Year-end

                                                                 (Billions of yen)
----------------------------------------------------------------------------------
                         September 30, 2006 September 30, 2007        Change
----------------------------------------------------------------------------------
Total Assets                  2,090.9            2,299.8               208.8
Shareholders' Investment      1,001.9            1,114.5               112.6
Equity Ratio                     47.9%              48.5%          0.6 point
----------------------------------------------------------------------------------

In assets, trade receivables, inventories and financial receivables increased along with the expansion of business from the end of the previous corresponding period. Other investments increased due to the increase in goodwill resulted from the commencement of the joint venture (InfoPrint Solutions company, LLC) with IBM and the acquisition of European operations acquired from Danka Business Systems PLC. As a result, total assets increased by Yen 208.8 billion to Yen 2,299.8 billion.

As for Liabilities, trade payables and other current liabilities increased from the end of the previous corresponding period. Despite our effort to reduce interest-bearing debt through the enhancement of cash management in Japan, the Americas and Europe, the financing for business investments exceeded the reduction. As a result, total liabilities increased by Yen 92.0 billion to Yen 1,126.1 billion.

In Shareholders' Investment, there was no major change in common stock or additional paid-in capital. Accumulated other comprehensive income increased due to the increase in cumulative translation adjustments. As a result, total Shareholders' Investment increased by Yen 112.6 billion to Yen 1,114.5 billion due to the increase in retained earnings resulting from earning profit.

B) Cash Flows

                                                               (Billions of yen)
--------------------------------------------------------------------------------
                                  Half year ended    Half year ended
                                 September 30, 2006 September 30, 2007  Change
--------------------------------------------------------------------------------
Cash flows from operating
  activities                            51.6                78.8          27.2
Cash flows from investing
  activities                           -39.2              -137.1         -97.8
Cash flows from financing
  activities                             1.1                -7.2          -8.3
Cash and Cash Equivalents at
  end of period                        203.8               190.1         -13.7
--------------------------------------------------------------------------------

Net cash provided by operating activities increased by Yen 27.2 billion from the previous corresponding period, to Yen 78.8 billion due to increase in net income and depreciation increased.

Net cash used in investing activities increased by Yen 97.8 billion from the previous corresponding period, to Yen 137.1 billion, due primarily to the commencement of the joint venture (InfoPrint Solutions company, LLC) with IBM.

As a result, free cash flow generated by operating activities and investment activities decreased by Yen 70.6 billion from the previous corresponding period, to Yen 58.2 billion.

Net cash used in financing activities consisted primarily of repayment of long-term indebtedness, increase in short-term borrowings and dividend payments, to Yen 7.2 billion.

As a result of the above, the ending balance of cash and cash equivalents decreased by Yen 65.6 billion from the end of the previous corresponding period, to Yen 190.1 billion.

C) Cash Flow Indices

--------------------------------------------------------------------------------------------------------------
                               Half year ended Half year ended Half year ended Half year ended Half year ended
                                September 30,   September 30,   September 30,   September 30,   September 30,
                                    2003            2004            2005            2006            2007
--------------------------------------------------------------------------------------------------------------
Shareholders' investment /
  Total assets                      36.8%           44.2%           46.5%           47.9%           48.5%
Market capitalization / Total
  assets                            77.3%           81.7%           66.8%           82.0%           77.1%
Interest bearing debt /
  Operating cash flow                8.2             7.8             5.2             7.6             5.3
Operating cash flow /
  Interest expense                  20.8            24.1            32.7            15.9            29.0
--------------------------------------------------------------------------------------------------------------

Notes:
i. All indices are calculated based on consolidated data.

ii. Market capitalization equals the stock price at the end of fiscal year multiples by the number of shares outstanding at the end of fiscal year.

iii. Operating cash flows is shown in consolidated statement of cash flow. Interest bearing debt equals all debt in consolidated balance sheets.

                                      10



(3) DIVIDEND POLICY

   Ricoh endeavors to ensure that policies are regularly updated to take the dividend payout ratio into consideration in the payment of dividends, while at the same time increasing retained earnings for the enhancement of corporate structure and the new business generation. Furthermore, these retained earnings will be used both in the reinforcement of core businesses and for investment in new fields with both medium-term and long-term perspectives.

   Ricoh Company, Ltd. decided to increase its interim dividend by Yen 3.00 from the previous corresponding period, to Yen 16.00 per share, and expect to increase its annual dividend by Yen 5.00 from the previous year, to Yen
   33.00 per share.

(4) RISK FACTORS

   Ricoh is exposed to various risks which include the risks listed below. Although certain risks that may affect Ricoh's businesses are listed in this section, this list is not exhaustive. Ricoh's business may in the future also be affected by other risks that are currently unknown or that are not currently considered significant or material.

       . Ability to respond to rapid technological changes in the document imaging and management industry

       .  Highly competitive markets

       . The risks of international operations and the risks of overseas expansion

       .  Economic trends in Ricoh's major markets

       .  Foreign exchange fluctuations

       .  Crude oil price fluctuations

       . Government regulation that can limit its activities or increase its cost of operations

       . Internal control evaluations and attestation over financial reporting under section 404 of the Sarbanes-Oxley Act of 2002

       .  Dependence on protecting its intellectual property rights

       .  Dependence on securing and retaining specially skilled personnel

       .  Adverse affection by its employee benefit obligations

       .  Environmental laws and regulations

       .  Risks associated with Ricoh's equipment financing business

       . Product liability claims that could significantly affect its financial condition

       .  Alliances with other entities

       . Inadvertent or accidental leakage or disclosure of confidential or sensitive information

       . Catastrophic disaster, information technology problems or infectious diseases

                                      11



2. GROUP POSITION

The Ricoh Group comprises 324 subsidiaries and 15 affiliates.

Their development, manufacturing, sales, and service activities center on Office Solutions, Industrial Products, and Other.

Ricoh Company, Ltd., a parent company, heads development. The parent company and subsidiaries or affiliates maintain an integrated domestic and international manufacturing structure. Below, we have listed our main product areas and the positions of key subsidiaries and affiliates.

[Office Solutions]

In this business category, Ricoh provides products and systems that support the enhancement of the office productivity of customers. Major products include:

Digital/analog copiers, MFPs (multifunctional printers), laser printers, facsimile machines, and digital duplicators. Ricoh also provides solution systems including personal computers and servers, utilizing its information technology. Another business Ricoh also provides are support, service, and related supplies, as well as support and service including IT environment setup and network administration.

[Main Subsidiaries and Affiliates]
Production
   Japan... Tohoku Ricoh Co., Ltd., Ricoh Elemex Corporation, Ricoh Unitechno
       Co., Ltd., Hasama Ricoh Inc., Ricoh Microelectronics Co., Ltd., Ricoh Keiki Co., Ltd., and Ricoh Printing Systems, Ltd.
   The Americas...Ricoh Electronics, Inc.
   Europe... Ricoh UK Products Ltd., Ricoh Industrie France S.A.S.
   Other regions... Ricoh Asia Industry (Shenzhen) Ltd., Shanghai Ricoh
       Facsimile Co., Ltd., and Sindo Ricoh Co., Ltd. (affiliated company)

Sales and Service
   Japan... Hokkaido Ricoh Co., Ltd., Ricoh Tohoku Co., Ltd., Ricoh Sales Co.,
       Ltd. Ricoh Chubu Co., Ltd., Ricoh Kansai Co., Ltd., Ricoh Chugoku Co., Ltd., Ricoh Kyushu Co., Ltd., and 32 other sales companies nationwide, Ricoh Technosystems Co., Ltd., Ricoh Leasing Co., Ltd., and Ricoh Logistics System Co., Ltd.
   The Americas... Ricoh Americas Corporation, InfoPrint Solutions Company Europe... Ricoh Europe Ltd., Ricoh Deutschland GmbH, Ricoh UK Ltd., Ricoh
       France S.A., Ricoh Espana S.A., Ricoh Italia S.p.A., NRG Group PLC and Infotec Europe B.V.
   Other regions... Ricoh China Co., Ltd., Ricoh Hong Kong Ltd., Ricoh Asia
       Pacific Pte. Ltd., Ricoh Australia Pty, Ltd., and Ricoh New Zealand Ltd.

[Industrial Products]

Manufacturing and marketing thermal media, optical equipments, semiconductors, electronic component and measuring equipments

[Main Subsidiaries and Affiliates]
Production and Sales
   Japan... Ricoh Optical Industries Co., Ltd., Ricoh Elemex Corporation, and
       Ricoh Microelectronics Co., Ltd.
   The Americas... Ricoh Electronics, Inc.
   Europe... Ricoh Industrie France S.A.S.

[Other]
Supplying optical discs and digital camera, and providing leasing and logistics services

[Main Subsidiaries and Affiliates]

Sales
   Ricoh Americas Corporation, Ricoh Europe Ltd.

Other
   Ricoh Leasing Co., Ltd., Ricoh Logistics System Co., Ltd.

[Chart of Business System]
The chart of group position is omitted.

                                      12



3. POLICIES

(1) Basic Management

The Ricoh Group intends to be the company that gains most from the 21st century. Based on this group vision, we will continue to contribute both to productivity improvement and also to knowledge creation for individuals working anytime, anywhere. This approach will enable us to gain the utmost trust of our customers and continue to grow and develop our business. Accordingly, our proactive approach encompasses not only products and services for traditional office setups, but also customers working in a broadband environment. Our 15th medium-term management plan--which extends from April 2005 to March 2008--features the following five basic management policies:

   1. Foster a "Vital and motivated culture" with high objectives and achieve them;

   2. Aim at "World No.1 manufacturer" through unique, competitive technology with leading-edge technologies;

   3. Provide customers with "Sensitivity to people's needs", "Sensitivity to the earth" and "Simplify knowledge creation";

   4. Invest smartly in growth areas and expand business foundation; and

   5. Innovate group management and maximize capital efficiency.

(2) Medium-Term Management Strategies

In terms of Office Solution business - our core competence - we in the Ricoh Group have made every possible effort since the inception of our 13th medium-term management plan to move beyond the manufacture and retail of equipment such as copiers and printers so that we may overhaul our operational structure, thus enabling us to support our customers in their efforts to improve or enhance productivity through our offering.

In the 14th medium-term management plan, we defined our principal strategy as "the realization of TDV, thereby broadening our revenue and earning framework," as we recognize that efficient and effective Input/Output(I/O), storage, and searching of TDV (i.e., total document volume), which includes printed material in addition to photocopies, will become a pressing issue for our customers.

While there are no changes to the direction of business structure reform and principal strategy of the Ricoh Group in the 15th medium-term management plan, we will aim to increase our corporate value by more than ever addressing issues from the customer's standpoint and continuing to provide values that meet customers' expectations.

In the Office Solutions segment, in particular, we are confident that we can further solidify our business foundation by taking utmost advantage of the abilities and strengths of the Ricoh Group, such as the comprehensive product line, customer rapport through sales and service, ability to provide solutions, global operations, image processing technology, and image processing and merging technology, to respond to the diverse needs of even greater range of customers.

In addition, we have identified "printing" as an area that presents an outstanding opportunity for growth. Consequently, we will shift a higher portion of our business resources to this area. Namely, we will continue to advance such printing solutions as BC (black-color) conversion and TCO (total cost of ownership) reduction solutions in the office, enter the high-end production printing market, boost low-end color laser printers and expand gel jet printers to expand the business domain and size.

Furthermore, we will revamp our sales system solutions and solutions platform in order to promote document solution, which enables improved document workflow, and to capture a greater share of major customers, particularly major global accounts. In June, 2007, Ricoh and International Business Machines Corporation ("IBM") completed formation of a joint venture company (named InfoPrint Solutions Company ("IPS") ) based on IBM's Printing Systems Division to enlarge business in production printing area. IPS will be a wholly owned subsidiary of Ricoh in three years. IPS unites the development and productivity of hard and software that is the strong point of Ricoh group and service, software and IT solution power that IBM possesses, and offers higher customer value.

On the other hand, we will allocate greater business resources to promising businesses in the Industrial Products segment. In addition, we will seek for greater business shares of both the Office Solutions and Industrial Products segment in emerging markets.

As technological differentiation is the key to realizing customer value in each business and increasing profitability, we will continue our aggressive R&D activities to boost our technical power.

This fiscal year is the final year of 15th medium-term management plan. Ricoh group achieve the plan by executing steadily the above main strategy.

                                      13



(3)Challenges

As customers' needs become ever more diverse, customers are no longer satisfied with purchasing products or receiving ordinary service. The competition has also intensified in the transition to color and in solutions marketing. In order for the Ricoh Group to achieve growth and development with a focus on these growth areas, it is essential that we boost our corporate competitiveness by creating new values for customers and improving managerial efficiency.

Our effort will also continue in improving the efficiency of management to enhance our profitability. Structural reform will streamline operational processes and improve the earnings from each project. Furthermore, we will more carefully select projects and concentrate resources to the selected projects to improve managerial efficiency. In addition, we will make sure that our priority investment for the group's growth up to now contributes to the company's earnings and will work towards strengthening business foundation further.

The profit generated from such activities will be aggressively allocated to investments in growth areas and technologies to further increase profits and raise corporate value.

                                      14



4. CONSOLIDATED FINANCIAL STATEMENTS

(1) CONSOLIDATED BALANCE SHEETS
(March 31, 2007 and September 30, 2007)

Assets                                                                                              (Millions of yen)
---------------------------------------------------------------------------------------------------------------------
                                                                  March 31, 2007 September 30, 2007      Change
---------------------------------------------------------------------------------------------------------------------
Current Assets
   Cash and time deposits                                             257,154          191,331           -65,823
   Trade receivables                                                  693,237          704,020            10,783
   Marketable securities                                                  177              228                51
   Inventories                                                        184,354          203,303            18,949
   Other current assets                                                65,170           65,582               412
Total Current Assets                                                1,200,092        1,164,464           -35,628
Fixed Assets
   Tangible fixed assets                                              264,668          261,703            -2,965
   Finance receivables                                                435,874          442,128             6,254
   Other investments                                                  342,772          431,550            88,778
Total Fixed Assets                                                  1,043,314        1,135,381            92,067
---------------------------------------------------------------------------------------------------------------------
Total Assets                                                        2,243,406        2,299,845            56,439
---------------------------------------------------------------------------------------------------------------------
Note:
Contents of cash and time deposits:
   Cash and cash equivalents                                          255,737          190,136
   Time deposits                                                        1,417            1,195

Liabilities and Shareholders' Investment                                                            (Millions of yen)
---------------------------------------------------------------------------------------------------------------------
                                                                  March 31, 2007 September 30, 2007      Change
---------------------------------------------------------------------------------------------------------------------
Current Liabilities
   Trade payables                                                     367,211          377,054             9,843
   Short-term borrowings                                              178,847          175,116            -3,731
   Other current liabilities                                          189,554          180,960            -8,594
Total Current Liabilities                                             735,612          733,130            -2,482
Fixed Liabilities
   Long-term indebtedness                                             236,801          245,379             8,578
   Accrued pension and severance costs                                 99,028           99,221               193
   Other fixed liabilities                                             44,183           48,398             4,215
Total Fixed Liabilities                                               380,012          392,998            12,986
---------------------------------------------------------------------------------------------------------------------
Total Liabilities                                                   1,115,624        1,126,128            10,504
---------------------------------------------------------------------------------------------------------------------
Minority Interest                                                      56,869           59,146             2,277
---------------------------------------------------------------------------------------------------------------------
Shareholders' Investment
   Common stock                                                       135,364          135,364                --
   Additional paid-in capital                                         186,454          186,457                 3
   Retained earnings                                                  752,398          793,613            41,215
   Accumulated other comprehensive income (loss)                       26,998           29,895             2,897
   Treasury stock                                                     -30,301          -30,758              -457
Total Shareholders' Investment                                      1,070,913        1,114,571            43,658
---------------------------------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Investment                      2,243,406        2,299,845            56,439
---------------------------------------------------------------------------------------------------------------------
Note: Other comprehensive income;
   Net unrealized holding gains on available-for-sale securities        9,001            9,059                58
   Pension liability adjustments                                       -9,406          -12,917            -3,511
   Net unrealized gains (losses) on derivative instruments                -28              -11                17
   Cumulative translation adjustments                                  27,431           33,764             6,333

           Reference: Exchange rate March 31, 2007 September 30, 2007
           ----------------------------------------------------------
                    US$ 1            (Yen)118.05      (Yen)115.43
                    EURO 1           (Yen)157.33      (Yen)163.38

                                      15



(2) CONSOLIDATED STATEMENTS OF INCOME

(Three months ended September 30, 2006 and 2007)                                                              (Millions of yen)
-------------------------------------------------------------------------------------------------------------------------------
                                                                 Three months ended Three months ended
                                                                 September 30, 2006 September 30, 2007 Change         %
-------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                502,346            558,260    55,914        11.1
Cost of sales                                                            296,995            335,777    38,782        13.1
       Percentage of net sales (%)                                          59.1               60.1
Gross Profit                                                             205,351            222,483    17,132         8.3
       Percentage of net sales (%)                                          40.9               39.9
Selling, general and administrative expenses                             172,835            184,531    11,696         6.8
       Percentage of net sales (%)                                          34.4               33.1
Operating income                                                          32,516             37,952     5,436        16.7
       Percentage of net sales (%)                                           6.5                6.8
Other (income) expense
   Interest and dividend income                                              884              1,855       971       109.8
       Percentage of net sales (%)                                           0.2                0.3
   Interest expense                                                        1,654              1,572       -82        -5.0
       Percentage of net sales (%)                                           0.3                0.3
   Other, net                                                             -3,818              6,457    10,275          --
       Percentage of net sales (%)                                          -0.7                1.1
Income before income taxes, equity income and minority interests          35,564             31,778    -3,786       -10.6
       Percentage of net sales (%)                                           7.1                5.7
Provision for income taxes                                                11,654             11,686        32         0.3
       Percentage of net sales (%)                                           2.3                2.1
Minority interests in earnings of subsidiaries                             1,542              1,337      -205       -13.3
       Percentage of net sales (%)                                           0.3                0.2
Equity in earnings of affiliates                                             552                550        -2        -0.4
       Percentage of net sales (%)                                           0.1                0.1
Net income                                                                22,920             19,305    -3,615       -15.8
       Percentage of net sales (%)                                           4.6                3.5
-------------------------------------------------------------------------------------------------------------------------------
          Reference : Exchange rate
              US$ 1                                                 (Yen) 116.26       (Yen) 117.98
              EURO 1                                                (Yen) 148.16       (Yen) 162.00


(Half year ended September 30, 2006 and 2007 and Year ended March 31, 2007)                               (Millions of yen)
---------------------------------------------------------------------------------------------------------------------------
                                                         Half year ended     Half year ended                   Year ended
                                                        September 30, 2006  September 30, 2007 Change    %   March 31, 2007
---------------------------------------------------------------------------------------------------------------------------
Net sales                                                       986,922            1,088,373   101,451  10.3      2,068,925
Cost of sales                                                   579,006              637,120    58,114  10.0      1,206,519
       Percentage of net sales (%)                                 58.7                 58.5                           58.3
Gross Profit                                                    407,916              451,253    43,337  10.6        862,406
       Percentage of net sales (%)                                 41.3                 41.5                           41.7
Selling, general and administrative expenses                    334,753              366,685    31,932   9.5        688,026
       Percentage of net sales (%)                                 33.9                 33.7                           33.3
Operating income                                                 73,163               84,568    11,405  15.6        174,380
       Percentage of net sales (%)                                  7.4                  7.8                            8.4
Other (income) expense
   Interest and dividend income                                   1,981                3,160     1,179  59.5          5,501
       Percentage of net sales (%)                                  0.2                  0.3                            0.3
   Interest expense                                               3,238                2,721      -517 -16.0          7,350
       Percentage of net sales (%)                                  0.3                  0.3                            0.4
   Other, net                                                    -2,362                  -35     2,327    --         -1,988
       Percentage of net sales (%)                                 -0.2                  0.0                           -0.1
Income before income taxes, equity income and minority
  interests                                                      74,268               85,042    10,774  14.5        174,519
       Percentage of net sales (%)                                  7.5                  7.8                            8.4
Provision for income taxes                                       25,880               29,878     3,998  15.4         64,326
       Percentage of net sales (%)                                  2.6                  2.7                            3.1
Minority interests in earnings of subsidiaries                    2,881                2,959        78   2.7          5,508
       Percentage of net sales (%)                                  0.3                  0.3                            0.3
Equity in earnings of affiliates                                  1,038                  955       -83  -8.0          1,539
       Percentage of net sales (%)                                  0.1                  0.1                            0.1
Income from continuing operations                                46,545               53,160     6,615  14.2        106,224
       Percentage of net sales (%)                                  4.7                  4.9                            5.1
Income from discontinued operations, net of tax                   5,500                   --    -5,500    --          5,500
       Percentage of net sales (%)                                  0.6                   --                            0.3
Net income                                                       52,045               53,160     1,115   2.1        111,724
       Percentage of net sales (%)                                  5.3                  4.9                            5.4
---------------------------------------------------------------------------------------------------------------------------
          Reference : Exchange rate
              US$ 1                                        (Yen) 115.40       (Yen)   119.37                 (Yen)   117.02
              EURO 1                                       (Yen) 145.98       (Yen)   162.36                 (Yen)   150.08


                                      16



(3)-1. CONSOLIDATED SALES BY PRODUCT CATEGORY

(Three months ended September 30, 2006 and 2007)                          (Millions of yen)
-------------------------------------------------------------------------------------------
                                     Three months ended  Three months ended
                                     September 30, 2006  September 30, 2007  Change     %
-------------------------------------------------------------------------------------------
[Office Solutions]
Imaging Solutions                         370,871            415,209         44,338    12.0
       Percentage of net sales (%)           73.8               74.4
Network System Solutions                   55,417             56,580          1,163     2.1
       Percentage of net sales (%)           11.1               10.1
Total Office Solutions                    426,288            471,789         45,501    10.7
       Percentage of net sales (%)           84.9               84.5
-------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                        33,547             41,940          8,393    25.0
       Percentage of net sales (%)            6.7                7.5
-------------------------------------------------------------------------------------------
[Other]
Other                                      42,511             44,531          2,020     4.8
       Percentage of net sales (%)            8.4                8.0
-------------------------------------------------------------------------------------------
Grand Total                               502,346            558,260         55,914    11.1
       Percentage of net sales (%)          100.0              100.0
-------------------------------------------------------------------------------------------
           Reference : Exchange rate
                    US$ 1            (Yen) 116.26       (Yen) 117.98
                    EURO 1           (Yen) 148.16       (Yen) 162.00

(Half year ended September 30, 2006 and 2007 and Year ended March 31, 2007)                  (Millions of yen)
--------------------------------------------------------------------------------------------------------------
                                      Half year ended     Half year ended                         Year ended
                                     September 30, 2006  September 30, 2007  Change     %       March 31, 2007
--------------------------------------------------------------------------------------------------------------
[Office Solutions]
Imaging Solutions                         743,626            827,392          83,766   11.3          1,580,155
       Percentage of net sales (%)           75.3               76.0                                      76.4
Network System Solutions                   94,464             97,235           2,771    2.9            194,312
       Percentage of net sales (%)            9.6                9.0                                       9.4
Total Office Solutions                    838,090            924,627          86,537   10.3          1,774,467
       Percentage of net sales (%)           84.9               85.0                                      85.8
--------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                        68,256             77,476           9,220   13.5            133,387
       Percentage of net sales (%)            6.9                7.1                                       6.4
--------------------------------------------------------------------------------------------------------------
[Other]
Other                                      80,576             86,270           5,694    7.1            161,071
       Percentage of net sales (%)            8.2                7.9                                       7.8
--------------------------------------------------------------------------------------------------------------
Grand Total                               986,922          1,088,373         101,451   10.3          2,068,925
       Percentage of net sales (%)          100.0              100.0                                     100.0
--------------------------------------------------------------------------------------------------------------
          Reference : Exchange rate
              US$ 1                  (Yen) 115.40     (Yen)   119.37                            (Yen)   117.02
              EURO 1                 (Yen) 145.98     (Yen)   162.36                            (Yen)   150.08

*  Each category includes the following product line:

Imaging Solutions        Digital PPCs, color PPCs, digital duplicators, facsimile
                         machines, analog PPCs, diazo copiers, scanners,
                         MFPs(multifunctional printers), laser printers and software
Network System Solutions Personal computers, PC servers, network systems and network related software
Industrial Products      Thermal media, optical equipments, semiconductors, electronic component and measuring equipments Other Optical discs and digital camera

                                      17



(3)-2. CONSOLIDATED SALES BY GEOGRAPHIC AREA

(Three months ended September 30, 2006 and 2007)                           (Millions of yen)
--------------------------------------------------------------------------------------------
                                     Three months ended Three months ended
                                     September 30, 2006 September 30, 2007   Change     %
--------------------------------------------------------------------------------------------
[Domestic]                                252,060            259,705           7,645     3.0
   Percentage of net sales (%)               50.2               46.5
[Overseas]                                250,286            298,555          48,269    19.3
   Percentage of net sales (%)               49.8               53.5
    The Americas                          102,949            112,527           9,578     9.3
       Percentage of net sales (%)           20.5               20.2
    Europe                                112,994            142,267          29,273    25.9
       Percentage of net sales (%)           22.5               25.5
    Other                                  34,343             43,761           9,418    27.4
       Percentage of net sales (%)            6.8                7.8
Grand Total                               502,346            558,260          55,914    11.1
   Percentage of net sales (%)              100.0              100.0
--------------------------------------------------------------------------------------------
           Reference : Exchange rate
                   US$ 1              Yen  116.26        Yen  117.98
                   EURO 1             Yen  148.16        Yen  162.00


(Half year ended September 30, 2006 and 2007 and Year ended March 31, 2007)                  (Millions of yen)
--------------------------------------------------------------------------------------------------------------
                                       Half year ended    Half year ended                         Year ended
                                     September 30, 2006 September 30, 2007   Change     %       March 31, 2007
--------------------------------------------------------------------------------------------------------------
[Domestic]                                492,491            504,439          11,948     2.4         1,002,251
   Percentage of net sales (%)               49.9               46.3                                      48.4
[Overseas]                                494,431            583,934          89,503    18.1         1,066,674
   Percentage of net sales (%)               50.1               53.7                                      51.6
    The Americas                          203,584            215,701          12,117     6.0           426,453
       Percentage of net sales (%)           20.6               19.8                                      20.6
    Europe                                226,504            289,116          62,612    27.6           507,158
       Percentage of net sales (%)           23.0               26.6                                      24.5
    Other                                  64,343             79,117          14,774    23.0           133,063
       Percentage of net sales (%)            6.5                7.3                                       6.5
Grand Total                               986,922          1,088,373         101,451    10.3         2,068,925
   Percentage of net sales (%)              100.0              100.0                                     100.0
--------------------------------------------------------------------------------------------------------------
                      Reference : Exchange rate
                              US$ 1  (Yen) 115.40     (Yen)   119.37                            (Yen)   117.02
                              EURO 1 (Yen) 145.98     (Yen)   162.36                            (Yen)   150.08

                                      18



(4) CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT

Half year ended September 30,2006                                                                         (Millions of yen)
---------------------------------------------------------------------------------------------------------------------------
                                                                                    Accumulated
                                                               Additional              other                    Total
                                                       Common   paid-in   Retained comprehensive Treasury   Shareholders'
                                                       stock    capital   earnings income (loss)  stock      Investment
---------------------------------------------------------------------------------------------------------------------------
Beginning balance                                      135,364  186,450   665,394      4,099     -31,062        960,245
Cumulative effect of adjustment resulted from applying
  SAB No.108                                                --       --    -6,464         --          --         -6,464
---------------------------------------------------------------------------------------------------------------------------
Beginning balance (after adjustment)                   135,364  186,450   658,930      4,099     -31,062        953,781
---------------------------------------------------------------------------------------------------------------------------
Gain (Loss) on disposal of treasury stock                             1                                               1
   Dividends declared and approved                                         -8,764                                -8,764
   Comprehensive income
   Net income                                                              52,045                                52,045
   Net unrealized holding gains on available-for-sale
     securities                                                                       -2,485                     -2,485
   Minimum pension liability adjustments                                                 830                        830
   Net unrealized gains on derivative instruments                                       -123                       -123
   Cumulative translation adjustments                                                  7,010                      7,010
---------------------------------------------------------------------------------------------------------------------------
   Total comprehensive income                                                                                    57,277
---------------------------------------------------------------------------------------------------------------------------
Purchase of treasury stocks, net                                                                    -347           -347
---------------------------------------------------------------------------------------------------------------------------
Ending balance                                         135,364  186,451   702,211      9,331     -31,409      1,001,948
===========================================================================================================================

Half year ended September 30,2007                                                                         (Millions of yen)
---------------------------------------------------------------------------------------------------------------------------
                                                                                    Accumulated
                                                               Additional              other                    Total
                                                       Common   paid-in   Retained comprehensive Treasury   Shareholders'
                                                       stock    capital   earnings income (loss)  stock      Investment
---------------------------------------------------------------------------------------------------------------------------
Beginning balance                                      135,364  186,454   752,398     26,998     -30,301      1,070,913
Cumulative effect of adjustment resulted from applying
  EITF No.06-2                                              --       --      -995         --          --           -995
---------------------------------------------------------------------------------------------------------------------------
Beginning balance (after adjustment)                   135,364  186,454   751,403     26,998     -30,301      1,069,918
---------------------------------------------------------------------------------------------------------------------------
Gain (Loss) on disposal of treasury stock                             3                                               3
Dividends declared and approved                                           -10,950                               -10,950
Comprehensive income
   Net income                                                              53,160                                53,160
   Net unrealized holding gains on available-for-sale                                     58                         58
     securities
   Pension liability adjustments                                                      -3,511                     -3,511
   Net unrealized gains on derivative instruments                                         17                         17
   Cumulative translation adjustments                                                  6,333                      6,333
---------------------------------------------------------------------------------------------------------------------------
   Total comprehensive income                                                                                    56,057
---------------------------------------------------------------------------------------------------------------------------
Purchase of treasury stocks, net                                                                    -457           -457
---------------------------------------------------------------------------------------------------------------------------
Ending balance                                         135,364  186,457   793,613     29,895     -30,758      1,114,571
===========================================================================================================================

Year ended March 31, 2007                                                                                 (Millions of yen)
---------------------------------------------------------------------------------------------------------------------------
                                                                                    Accumulated
                                                               Additional              other                    Total
                                                       Common   paid-in   Retained comprehensive Treasury   Shareholders'
                                                       stock    capital   earnings income (loss)  stock      Investment
---------------------------------------------------------------------------------------------------------------------------
Beginning balance                                      135,364  186,450   665,394      4,099     -31,062        960,245
Cumulative effect of adjustment resulted from applying
  SAB No.108                                                --       --    -6,464         --          --         -6,464
---------------------------------------------------------------------------------------------------------------------------
Beginning balance (after adjustment)                   135,364  186,450   658,930      4,099     -31,062        953,781
---------------------------------------------------------------------------------------------------------------------------
Gain (Loss) on disposal of treasury stock                             4                                               4
Dividends declared and approved                                           -18,256                               -18,256
Comprehensive income
   Net income                                                             111,724                               111,724
   Net unrealized holding gains on available-for-sale                                     73                         73
     securities
   Minimum pension liability adjustments                                                 970                        970
   Net unrealized gains on derivative instruments                                       -185                       -185
   Cumulative translation adjustments                                                 24,774                     24,774
---------------------------------------------------------------------------------------------------------------------------
   Total comprehensive income                                                                                   137,356
---------------------------------------------------------------------------------------------------------------------------
Adjustment to initially apply SFAS No.158                                             -2,733                     -2,733
---------------------------------------------------------------------------------------------------------------------------
Purchase of treasury stocks, net                                                                     761            761
---------------------------------------------------------------------------------------------------------------------------
Ending balance                                         135,364  186,454   752,398     26,998     -30,301      1,070,913
===========================================================================================================================

                                      19



(5) CONSOLIDATED STATEMENTS OF CASH FLOWS

(Half year ended September 30, 2006 and 2007 and Year ended
march 31, 2007)                                                                                               (Millions of yen)
-------------------------------------------------------------------------------------------------------------------------------
                                                                         Half year ended    Half year ended      Year ended
                                                                        September 30, 2006 September 30, 2007  March 31, 2007
-------------------------------------------------------------------------------------------------------------------------------
I. Cash Flows from Operating Activities:
   Net income                                                                 52,045              53,160           111,724
   Income from discontinued operations, net of tax                            -5,500                  --            -5,500
                                                                         ------------------------------------------------------
   Income from continuing operations                                          46,545              53,160           106,224
   Adjustments to reconcile net income to net cash provided by operating activities--
       Depreciation and amortization                                          42,851              46,662            89,632
       Equity in earnings of affiliates, net of dividends received              -209                -380              -711
       Deferred income taxes                                                  -2,755               1,965            -2,197
       Loss on disposal and sales of tangible fixed assets                       988                 936             3,722
       Pension and severance costs, less payments                               -701              -3,352              -773
       Changes in assets and liabilities--
          (Increase)decrease in trade receivables                              7,057              -2,705           -15,919
          Increase in inventories                                            -12,693              -1,895            -1,494
          Increase in finance receivables                                    -14,045              -7,357           -28,047
          (Decrease)increase in trade payables                               -20,354              -2,363             2,199
          (Decrease)increase in accrued income taxes and
            accrued expenses and other                                         4,608             -11,396            11,175
       Other, net                                                                332               5,561             3,486
-------------------------------------------------------------------------------------------------------------------------------
   Net cash provided by operating activities                                  51,624              78,836           167,297
-------------------------------------------------------------------------------------------------------------------------------
II. Cash Flows from Investing Activities:
   Proceeds from sales of property, plant and equipment                          265                  36               463
   Expenditures for tangible fixed assets                                    -39,089             -39,677           -85,747
   Payments for purchases of available-for-sale securities                   -49,036             -48,486           -97,158
   Proceeds from sales of available-for-sale securities                       48,006              49,930            96,087
   (Increase) decrease in time deposits, net                                     -43                 242                64
   Proceeds from sales of discontinued operations                             12,000                  --            12,000
   Purchase of business, net of cash acquired                                     --             -89,863           -23,200
   Other, net                                                                -11,362              -9,306           -17,941
-------------------------------------------------------------------------------------------------------------------------------
   Net cash used in investing activities                                     -39,259            -137,124          -115,432
-------------------------------------------------------------------------------------------------------------------------------
III. Cash Flows from Financing Activities:
   Proceeds from long-term indebtedness                                       42,885              44,521            60,157
   Repayment of long-term indebtedness                                       -20,861             -46,972           -49,115
   Increase in short-term borrowings, net                                      6,633              17,194             8,362
   Proceeds from issuance of long-term debt securities                            --                  --            65,274
   Repayment of long-term debt securities                                    -18,000             -10,000           -55,000
   Dividends paid                                                             -8,764             -10,950           -18,240
   Payment for purchase of treasury stock                                       -355                -469              -799
   Other, net                                                                   -437                -580            -1,357
-------------------------------------------------------------------------------------------------------------------------------
   Net cash provided by (used in) financing activities                         1,101              -7,256             9,282
-------------------------------------------------------------------------------------------------------------------------------
IV. Net Increase in Cash and Cash Equivalents from discontinued
  operations                                                                     825                  --               825
-------------------------------------------------------------------------------------------------------------------------------
V. Effect of Exchange Rate Changes on Cash and Cash Equivalents                2,530                 -57             6,710
-------------------------------------------------------------------------------------------------------------------------------
VI. Net (Increase) Decrease in Cash and Cash Equivalents                      16,821             -65,601            68,682
-------------------------------------------------------------------------------------------------------------------------------
VII. Cash and Cash Equivalents at Beginning of Year                          187,055             255,737           187,055
-------------------------------------------------------------------------------------------------------------------------------
VIII. Cash and Cash Equivalents at End of Period                             203,876             190,136           255,737
-------------------------------------------------------------------------------------------------------------------------------

                                      20



(6) SIGNIFICANT ACCOUNTING POLICIES (CONSOLIDATED)

A) CHANGES IN THE SCALE OF CONSOLIDATION AND THE APPLICATION OF THE EQUITY METHOD FROM APRIL 1, 2007 TO SEPTEMBER 30, 2007.

Consolidated subsidiaries:

   22 Additions

   5 Removals

Companies accounted for by the equity method:

   No Addition

   No Removal

B) CONSOLIDATED ACCOUNTING POLICIES (SUMMARY)

a. Principles of Consolidation

The consolidated financial statements include the accounts of Ricoh and its consolidated subsidiaries. Investments in 20% to 50% owned companies when the Company has the ability to exercise significant influence are accounted for on the equity basis. All significant inter-company balances and transactions have been eliminated in consolidation.

b. Securities

In conformity with SFAS No.115, securities are mainly classified as available-for-sale securities. Available-for-sale securities are reported at fair value with unrealized gains and losses, net of related taxes, excluded from earnings and reported in accumulated other comprehensive income (loss).

The cost of the securities sold is computed based on the average cost of each security held at the time of sale.

c. Inventories

Inventories are mainly stated at the lower of average cost or market. Inventory costs include raw materials, labor and manufacturing overheads.

d. Plant and Equipment

Depreciation of plant and equipment is computed principally by using the declining-balance method over the estimated useful lives. Most of the foreign subsidiaries have adopted the straight-line method for computing depreciation.

Certain leased buildings, machinery and equipment are accounted for as capital leases in conformity with SFAS No.13, "Accounting for Leases."

e. Goodwill and Other Intangible Assets

In conformity with SFAS No.142, Goodwill and intangible asset determined to have an indefinite useful life are not amortized. SFAS No.142 requires annual impairment testing thereof.

f. Pension and Retirement Allowances Plans

The measurement of pension costs and liabilities is determined in accordance with SFAS No.87, "Employers' Accounting for Pensions" and SFAS No.158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans."

g. Use of Estimates

Management of the Company has made a number of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, including impairment losses of long-lived assets and the disclosures of fair value of financial instruments and contingent assets and liabilities, to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

                                      21



(7) CHANGES IN SIGNIFICANT ACCOUNTING POLICIES (CONSOLIDATED)

In June 2006, the FASB ratified the EITF consensus on EITF Issue No.06-2, "Accounting for sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No.43". Accordingly, Ricoh recorded an increase in accrued expenses of Yen 1,680 million as of April 1, 2007, with a reduction of the beginning balance of retained earnings of Yen 995 millon.

                                      22



(8) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A) SEGMENT INFORMATION

a. Operating Segment Information

(Three months ended September 30, 2006 and 2007)                                         (Millions of yen)
----------------------------------------------------------------------------------------------------------
                                                Three months ended  Three months ended
                                                September 30, 2006  September 30, 2007  Change       %
----------------------------------------------------------------------------------------------------------
OFFICE SOLUTIONS:
 Net sales:
     Unaffiliated customers                              426,288         471,789         45,501       10.7
     Intersegment                                             --              --             --         --
     Total                                               426,288         471,789         45,501       10.7
----------------------------------------------------------------------------------------------------------
 Operating expenses                                      378,862         421,691         42,829       11.3
----------------------------------------------------------------------------------------------------------
 Operating income                                         47,426          50,098          2,672        5.6
     Operating income on sales in Office Solutions (%)      11.1            10.6
----------------------------------------------------------------------------------------------------------
INDUSTRIAL PRODUCTS:
 Net sales:
     Unaffiliated customers                               33,547          41,940          8,393       25.0
     Intersegment                                          1,120           1,036            -84       -7.5
     Total                                                34,667          42,976          8,309       24.0
----------------------------------------------------------------------------------------------------------
 Operating expenses                                       35,007          41,383          6,376       18.2
----------------------------------------------------------------------------------------------------------
 Operating income                                           -340           1,593          1,933         --
     Operating income on sales in Industrial Products (%)   -1.0             3.7
----------------------------------------------------------------------------------------------------------
OTHER:
 Net sales:
     Unaffiliated customers                               42,511          44,531          2,020        4.8
     Intersegment                                             --              --             --         --
     Total                                                42,511          44,531          2,020        4.8
----------------------------------------------------------------------------------------------------------
 Operating expenses                                       41,296          44,208          2,912        7.1
----------------------------------------------------------------------------------------------------------
 Operating income                                          1,215             323           -892      -73.4
     Operating income on sales in Other (%)                  2.9             0.7
----------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
 Net sales:
     Intersegment                                         -1,120          -1,036             84         --
     Total                                                -1,120          -1,036             84         --
----------------------------------------------------------------------------------------------------------
 Operating expenses:
     Intersegment                                         -1,120          -1,039             81         --
     Corporate                                            15,785          14,065         -1,720         --
     Total                                                14,665          13,026         -1,639         --
----------------------------------------------------------------------------------------------------------
 Operating income                                        -15,785         -14,062          1,723         --
----------------------------------------------------------------------------------------------------------
CONSOLIDATED:
 Net sales:
     Unaffiliated customers                              502,346         558,260         55,914       11.1
     Intersegment                                            --              --             --         --
     Total                                               502,346         558,260         55,914       11.1
----------------------------------------------------------------------------------------------------------
 Operating expenses                                      469,830         520,308         50,478       10.7
---------------------------------------------------------------------  -----------------------------------
 Operating income                                         32,516          37,952          5,436       16.7
     Operating income on consolidated net sales (%)          6.5             6.8
----------------------------------------------------------------------------------------------------------

Capital expenditures:                                                                    (Millions of yen)
----------------------------------------------------------------------------------------------------------
                                                  Three months ended  Three months ended
                                                  September 30, 2006  September 30, 2007  Change       %
----------------------------------------------------------------------------------------------------------
 Office Solutions                                         20,085          19,831           -254       -1.3
 Industrial Products                                       2,124           1,799           -325      -15.3
 Other                                                       616             465           -151      -24.5
 Corporate                                                   399             476             77       19.3
----------------------------------------------------------------------------------------------------------
Total                                                     23,224          22,571           -653       -2.8
----------------------------------------------------------------------------------------------------------

Depreciation:                                                                            (Millions of yen)
----------------------------------------------------------------------------------------------------------
                                                  Three months ended  Three months ended
                                                  September 30, 2006  September 30, 2007  Change       %
----------------------------------------------------------------------------------------------------------
 Office Solutions                                         15,648          16,045            397        2.5
 Industrial Products                                       1,385           1,802            417       30.1
 Other                                                       427             567            140       32.8
 Corporate                                                   313             399             86       27.5
Total                                                     17,773          18,813          1,040        5.9
----------------------------------------------------------------------------------------------------------

Identifiable assets:                                                                     (Millions of yen)
----------------------------------------------------------------------------------------------------------
                                                  September 30, 2006  September 30, 2007  Change       %
----------------------------------------------------------------------------------------------------------
 Office Solutions                                      1,474,258       1,681,781        207,523       14.1
 Industrial Products                                      86,565          97,262         10,697       12.4
 Other                                                   114,145         113,320           -825       -0.7
 Eliminations                                             -1,924          -1,185            739         --
 Corporate assets                                        417,930         408,667         -9,263       -2.2
----------------------------------------------------------------------------------------------------------
Total                                                  2,090,974       2,299,845        208,871       10.0
----------------------------------------------------------------------------------------------------------


                                      23



(Half year ended September 30, 2006 and 2007 and Year ended March 31, 2007)                             (Millions of yen)
-------------------------------------------------------------------------------------------------------------------------
                                                    Half year ended    Half year ended                      Year ended
                                                  September 30, 2006  September 30, 2007 Change        %   March 31, 2007
-------------------------------------------------------------------------------------------------------------------------
 OFFICE SOLUTIONS:
  Net sales:
      Unaffiliated customers                             838,090         924,627         86,537       10.3      1,774,467
      Intersegment                                            --              --             --         --             --
      Total                                              838,090         924,627         86,537       10.3      1,774,467
  Operating expenses                                     739,320         813,772         74,452       10.1      1,549,156
-------------------------------------------------------------------------------------------------------------------------
  Operating income                                        98,770         110,855         12,085       12.2        225,311
     Operating income on sales in Office Solutions (%)      11.8            12.0                                     12.7
-------------------------------------------------------------------------------------------------------------------------
 INDUSTRIAL PRODUCTS:
  Net sales:
      Unaffiliated customers                              68,256          77,476          9,220       13.5        133,387
      Intersegment                                         2,325           2,155           -170       -7.3          4,725
      Total                                               70,581          79,631          9,050       12.8        138,112
-------------------------------------------------------------------------------------------------------------------------
  Operating expenses                                      69,687          76,937          7,250       10.4        135,164
-------------------------------------------------------------------------------------------------------------------------
  Operating income                                           894           2,694          1,800      201.3          2,948
     Operating income on sales in Industrial products (%)    1.3             3.4                                      2.1
-------------------------------------------------------------------------------------------------------------------------
 OTHER:
  Net sales:
      Unaffiliated customers                              80,576          86,270          5,694        7.1        161,071
      Intersegment                                            --              --             --         --             --
      Total                                               80,576          86,270          5,694        7.1        161,071
-------------------------------------------------------------------------------------------------------------------------
  Operating expenses                                      78,678          85,105          6,427        8.2        158,868
-------------------------------------------------------------------------------------------------------------------------
  Operating income                                         1,898           1,165           -733      -38.6          2,203
      Operating income on sales in Other (%)                 2.4             1.4                                      1.4
-------------------------------------------------------------------------------------------------------------------------
 CORPORATE AND ELIMINATIONS:
  Net sales:
      Intersegment                                        -2,325          -2,155            170         --         -4,725
      Total                                               -2,325          -2,155            170         --         -4,725
-------------------------------------------------------------------------------------------------------------------------
  Operating expenses:
      Intersegment                                        -2,370          -2,156            214         --         -4,727
      Corporate                                           28,444          30,147          1,703         --         56,084
      Total                                               26,074          27,991          1,917         --         51,357
-------------------------------------------------------------------------------------------------------------------------
  Operating income                                       -28,399         -30,146         -1,747         --        -56,082
-------------------------------------------------------------------------------------------------------------------------
 CONSOLIDATED:
  Net sales:
      Unaffiliated customers                             986,922       1,088,373        101,451       10.3      2,068,925
      Intersegment                                            --              --             --         --             --
      Total                                              986,922       1,088,373        101,451       10.3      2,068,925
-------------------------------------------------------------------------------------------------------------------------
  Operating expenses                                     913,759       1,003,805         90,046        9.9      1,894,545
-------------------------------------------------------------------------------------------------------------------------
  Operating income                                        73,163          84,568         11,405       15.6        174,380
     Operating income on consolidated net sales (%)          7.4             7.8                                      8.4
-------------------------------------------------------------------------------------------------------------------------

Capital expenditures:                                                                                   (Millions of yen)
-------------------------------------------------------------------------------------------------------------------------
                                                    Half year ended    Half year ended                      Year ended
                                                  September 30, 2006  September 30, 2007 Change        %   March 31, 2007
-------------------------------------------------------------------------------------------------------------------------
  Office Solutions                                        34,429          34,925            496        1.4         72,465
  Industrial Products                                      2,855           3,383            528       18.5          8,580
  Other                                                    1,411             868           -543      -38.5          2,630
  Corporate                                                  483             502             19        3.9          2,125
-------------------------------------------------------------------------------------------------------------------------
 Total                                                    39,178          39,678            500        1.3         85,800
-------------------------------------------------------------------------------------------------------------------------

Depreciation:                                                                                           (Millions of yen)
-------------------------------------------------------------------------------------------------------------------------
                                                    Half year ended    Half year ended                      Year ended
                                                  September 30, 2006  September 30, 2007 Change        %   March 31, 2007
-------------------------------------------------------------------------------------------------------------------------
  Office Solutions                                        29,439          30,417            978        3.3         62,862
  Industrial Products                                      2,715           3,264            549       20.2          6,099
  Other                                                      980           1,193            213       21.7          2,072
  Corporate                                                  604             819            215       35.6          1,399
-------------------------------------------------------------------------------------------------------------------------
 Total                                                    33,738          35,693          1,955        5.8         72,432
-------------------------------------------------------------------------------------------------------------------------

Identifiable assets:                                                                                    (Millions of yen)
-------------------------------------------------------------------------------------------------------------------------
                                                  September 30, 2006  September 30, 2007 Change        %   March 31, 2007
-------------------------------------------------------------------------------------------------------------------------
  Office Solutions                                     1,474,258       1,681,781        207,523       14.1      1,570,757
  Industrial Products                                     86,565          97,262         10,697       12.4         93,346
  Other                                                  114,145         113,320           -825       -0.7        112,255
  Eliminations                                            -1,924          -1,185            739         --         -1,327
  Corporate assets                                       417,930         408,667         -9,263       -2.2        468,375
-------------------------------------------------------------------------------------------------------------------------
 Total                                                 2,090,974       2,299,845        208,871       10.0      2,243,406
-------------------------------------------------------------------------------------------------------------------------


                                      24



b. Geographic Segment Information

(Three months ended September 30, 2006 and 2007)                                                        (Millions of yen)
-------------------------------------------------------------------------------------------------------------------------
                                                        Three months ended Three months ended
                                                        September 30, 2006 September 30, 2007   Change           %
-------------------------------------------------------------------------------------------------------------------------
JAPAN:
   Net sales:
       External customers                                       258,289            269,226       10,937         4.2
       Intersegment                                             122,964            106,946      -16,018       -13.0
       Total                                                    381,253            376,172       -5,081        -1.3
-------------------------------------------------------------------------------------------------------------------------
     Operating expenses                                         361,781            360,737       -1,044        -0.3
-------------------------------------------------------------------------------------------------------------------------
     Operating income                                            19,472             15,435       -4,037       -20.7
       Operating income on sales in Japan(%)                        5.1                4.1
-------------------------------------------------------------------------------------------------------------------------
THE AMERICAS:
   Net sales:
       External customers                                       102,935            111,314        8,379         8.1
       Intersegment                                                 742              1,271          529        71.3
       Total                                                    103,677            112,585        8,908         8.6
-------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                            96,748            108,970       12,222        12.6
-------------------------------------------------------------------------------------------------------------------------
   Operating income                                               6,929              3,615       -3,314       -47.8
       Operating income on sales in the Americas(%)                 6.7                3.2
-------------------------------------------------------------------------------------------------------------------------
EUROPE:
   Net sales:
       External customers                                       113,314            142,690       29,376        25.9
       Intersegment                                                 842                521         -321       -38.1
       Total                                                    114,156            143,211       29,055        25.5
-------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                           109,194            134,146       24,952        22.9
-------------------------------------------------------------------------------------------------------------------------
   Operating income                                               4,962              9,065        4,103        82.7
       Operating income on sales in Europe(%)                       4.3                6.3
-------------------------------------------------------------------------------------------------------------------------
OTHER:
   Net sales:
       External customers                                        27,808             35,030        7,222        26.0
       Intersegment                                              40,055             43,479        3,424         8.5
       Total                                                     67,863             78,509       10,646        15.7
-------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                            63,357             71,935        8,578        13.5
-------------------------------------------------------------------------------------------------------------------------
   Operating income                                               4,506              6,574        2,068        45.9
       Operating income on sales in Other(%)                        6.6                8.4
-------------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
       Intersegment                                            -164,603           -152,217       12,386          --
       Total                                                   -164,603           -152,217       12,386          --
-------------------------------------------------------------------------------------------------------------------------
   Operating expenses:                                         -161,250           -155,480        5,770          --
-------------------------------------------------------------------------------------------------------------------------
   Operating income                                              -3,353              3,263        6,616          --
-------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
       External customers                                       502,346            558,260       55,914        11.1
       Intersegment                                                  --                 --           --          --
       Total                                                    502,346            558,260       55,914        11.1
-------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                           469,830            520,308       50,478        10.7
-------------------------------------------------------------------------------------------------------------------------
   Operating income                                              32,516             37,952        5,436        16.7
       Operating income on consolidated net sales(%)                6.5                6.8
-------------------------------------------------------------------------------------------------------------------------

Identifiable assets:                                                                                    (Millions of yen)
-------------------------------------------------------------------------------------------------------------------------
                                                        September 30, 2006 September 30, 2007   Change           %
-------------------------------------------------------------------------------------------------------------------------
   Japan                                                      1,246,639          1,294,958       48,319         3.9
   The Americas                                                 249,432            355,155      105,723        42.4
   Europe                                                       262,571            307,204       44,633        17.0
   Other                                                         93,550            112,876       19,326        20.7
   Eliminations                                                -179,148           -179,015          133          --
   Corporate assets                                             417,930            408,667       -9,263        -2.2
-------------------------------------------------------------------------------------------------------------------------
Total                                                         2,090,974          2,299,845      208,871        10.0
-------------------------------------------------------------------------------------------------------------------------


                                      25



(Half year ended September 30, 2006 and 2007 and Year ended
March 31, 2007)                                                                                                 (Millions of yen)
---------------------------------------------------------------------------------------------------------------------------------
                                                             Half year ended    Half year ended                    Year ended
                                                            September 30, 2006 September 30, 2007 Change    %    March 31, 2007
---------------------------------------------------------------------------------------------------------------------------------
   JAPAN:
      Net sales:
          External customers                                      504,429            521,352       16,923   3.4     1,026,663
          Intersegment                                            246,032            248,573        2,541   1.0       495,304
          Total                                                   750,461            769,925       19,464   2.6     1,521,967
---------------------------------------------------------------------------------------------------------------------------------
      Operating expenses                                          698,853            719,417       20,564   2.9     1,411,653
---------------------------------------------------------------------------------------------------------------------------------
      Operating income                                             51,608             50,508       -1,100  -2.1       110,314
          Operating income on sales in Japan(%)                       6.9                6.6                              7.2
---------------------------------------------------------------------------------------------------------------------------------
   THE AMERICAS:
      Net sales:.
          External customers                                      203,560            213,825       10,265   5.0       426,009
          Intersegment                                              1,731              2,100          369  21.3         3,253
          Total                                                   205,291            215,925       10,634   5.2       429,262
---------------------------------------------------------------------------------------------------------------------------------
      Operating expenses                                          196,341            210,474       14,133   7.2       408,150
---------------------------------------------------------------------------------------------------------------------------------
      Operating income                                              8,950              5,451       -3,499 -39.1        21,112
       Operating income on sales in the Americas(%)                   4.4                2.5                              4.9
---------------------------------------------------------------------------------------------------------------------------------
   EUROPE:
      Net sales:
          External customers                                      226,823            289,308       62,485  27.5       508,200
          Intersegment                                              1,740              1,731           -9  -0.5         3,595
          Total                                                   228,563            291,039       62,476  27.3       511,795
---------------------------------------------------------------------------------------------------------------------------------
      Operating expenses                                          218,977            275,209       56,232  25.7       478,380
---------------------------------------------------------------------------------------------------------------------------------
      Operating income                                              9,586             15,830        6,244  65.1        33,415
          Operating income on sales in Europe(%)                      4.2                5.4                              6.5
---------------------------------------------------------------------------------------------------------------------------------
   OTHER:
      Net sales:
          External customers                                       52,110             63,888       11,778  22.6       108,053
          Intersegment                                             72,402             90,905       18,503  25.6       160,990
          Total                                                   124,512            154,793       30,281  24.3       269,043
---------------------------------------------------------------------------------------------------------------------------------
      Operating expenses                                          115,687            142,549       26,862  23.2       251,486
---------------------------------------------------------------------------------------------------------------------------------
      Operating income                                              8,825             12,244        3,419  38.7        17,557
          Operating income on sales in Other(%)                       7.1                7.9                              6.5
---------------------------------------------------------------------------------------------------------------------------------
   CORPORATE AND ELIMINATIONS:
      Net sales:
          Intersegment                                           -321,905           -343,309      -21,404    --      -663,142
          Total                                                  -321,905           -343,309      -21,404    --      -663,142
---------------------------------------------------------------------------------------------------------------------------------
      Operating expenses:                                        -316,099           -343,844      -27,745    --      -655,124
---------------------------------------------------------------------------------------------------------------------------------
      Operating income                                             -5,806                535        6,341    --        -8,018
---------------------------------------------------------------------------------------------------------------------------------
   CONSOLIDATED:
      Net sales:
      External customers                                          986,922          1,088,373      101,451  10.3     2,068,925
          Intersegment                                                 --                 --           --    --            --
          Total                                                   986,922          1,088,373      101,451  10.3     2,068,925
---------------------------------------------------------------------------------------------------------------------------------
      Operating expenses                                          913,759          1,003,805       90,046   9.9     1,894,545
---------------------------------------------------------------------------------------------------------------------------------
      Operating income                                             73,163             84,568       11,405  15.6       174,380
       Operating income on consolidated net sales(%)                  7.4                7.8                              8.4
---------------------------------------------------------------------------------------------------------------------------------

Identifiable assets:                                                                                            (Millions of yen)
---------------------------------------------------------------------------------------------------------------------------------
                                                            September 30, 2006 September 30, 2007 Change    %    March 31, 2007
---------------------------------------------------------------------------------------------------------------------------------
      Japan                                                     1,246,639          1,294,958       48,319   3.9     1,282,085
      The Americas                                                249,432            355,155      105,723  42.4       256,049
      Europe                                                      262,571            307,204       44,633  17.0       314,815
      Other                                                        93,550            112,876       19,326  20.7       101,550
      Eliminations                                               -179,148           -179,015          133    --      -179,468
      Corporate assets                                            417,930            408,667       -9,263  -2.2       468,375
---------------------------------------------------------------------------------------------------------------------------------
   Total                                                        2,090,974          2,299,845      208,871  10.0     2,243,406
---------------------------------------------------------------------------------------------------------------------------------


                                      26



B) FAIR VALUE OF MARKETABLE SECURITIES

The securities and the respective cost, gross unrealized holding gains, gross unrealized holding losses and fair value as of March 31, 2007 and September 30, 2007 are as follows:

                                                                                (Millions of yen)
-------------------------------------------------------------------------------------------------
                                         March 31, 2007
-------------------------------------------------------------------------------------------------
                                              Gross unrealized Gross unrealized
                                        Cost   holding gains    holding losses     Fair value
-------------------------------------------------------------------------------------------------
Current:
   Corporate debt securities              176          --             --                176
   Other                                    1          --             --                  1
-------------------------------------------------------------------------------------------------
                                          177          --             --                177
-------------------------------------------------------------------------------------------------
Noncurrent:
   Equity securities                   49,261      14,991            142             64,110
   Corporate debt securities            6,000          10             --              6,010
   Other                                  242          --             --                242
   Nonmarketable securities (at cost)   4,474          --             --              4,474
-------------------------------------------------------------------------------------------------
                                       59,977      15,001            142             74,836
-------------------------------------------------------------------------------------------------

                                                                                (Millions of yen)
-------------------------------------------------------------------------------------------------
                                       September 30, 2007
-------------------------------------------------------------------------------------------------
                                              Gross unrealized Gross unrealized
                                        Cost   holding gains    holding losses     Fair value
-------------------------------------------------------------------------------------------------
Current:
   Equity securities                      227          --             --                227
   Corporate debt securities               --          --             --                 --
   Other                                    1          --             --                  1
-------------------------------------------------------------------------------------------------
                                          228          --             --                228
-------------------------------------------------------------------------------------------------
Noncurrent:
   Equity securities                   50,810      14,685            238             65,257
   Corporate debt securities            6,000          --            122              5,878
   Other                                   --          --             --                  0
   Nonmarketable securities (at cost)   3,034          --             --              3,034
-------------------------------------------------------------------------------------------------
                                       59,844      14,685            360             74,169
-------------------------------------------------------------------------------------------------

C) DERIVATIVES

The Company and certain of its subsidiaries enter into various financial instrument contracts in the normal course of business and in connection with the management of their assets and liabilities. The outstanding agreements, carrying amount and estimated fair value of derivative financial instruments as of March 31, 2007 and September 30, 2007 are as follows:

                                               (Millions of yen)
----------------------------------------------------------------
                        March 31, 2007
----------------------------------------------------------------
                                      Carrying  Estimated Fair
                                       amount        value
----------------------------------------------------------------
Interest rate swap agreements, net        751          751
Foreign currency contracts-net credit     633          633
Currency options-net credit                -2           -2
----------------------------------------------------------------
Total                                   1,382        1,382
----------------------------------------------------------------

                                               (Millions of yen)
----------------------------------------------------------------
                       September 30, 2007
----------------------------------------------------------------
                                      Carrying  Estimated Fair
                                       amount        value
----------------------------------------------------------------
Interest rate swap agreements, net        602          602
Foreign currency contracts-net credit   2,537        2,537
Currency options                       -1,625       -1,625
----------------------------------------------------------------
Total                                   1,514        1,514
----------------------------------------------------------------

D) TRANSACTIONS OF RICOH WITH AFFILIATES

                                    (Millions of yen)
-----------------------------------------------------
                    March 31, 2007  September 30,2007
-----------------------------------+-----------------
Account balances:
Receivables             3,541             2,499
Payables                2,611             3,426
-----------------------------------------------------

                                    (Millions of yen)
-----------------------------------------------------
                      Year ended     Half year ended
                    March 31, 2007  September 30,2007
-----------------------------------------------------
Transactions:
Sales                 16,158              8,845
Purchases             28,993             10,240
Dividend income          828                575
-----------------------------------------------------



                                      27



E) PER SHARE DATA

                                                         (Yen)
--------------------------------------------------------------

                             March 31,2007  September 30, 2007
--------------------------------------------------------------
Shareholders' equity per share  1,467.03       1,527.18
Net income per share-basic        153.10          72.83
Net income per share-diluted      151.89          70.90
--------------------------------------------------------------

A reconciliation of the numerator and the denominators of the basic and diluted per share computations for income is as follows:

                                                            (Millions of yen)
  ----------------------------------------------------------------------------
                                             March 31, 2007 September 30, 2007
  ----------------------------------------------------------------------------
  Net income                                      111,724           53,160
     Effect of dilutive securities                     -8              -13
  ----------------------------------------------------------------------------
  Diluted net income                              111,716           53,147
  ----------------------------------------------------------------------------

                                                                 (Shares)
  ----------------------------------------------------------------------------
                                             March 31, 2007 September 30, 2007
  ----------------------------------------------------------------------------
  Weighted average common shares outstanding  729,744,656      729,901,240
     Effect of dilutive securities              5,757,813       19,741,071
  ----------------------------------------------------------------------------
  Diluted common shares outstanding           735,502,469      749,642,311
  ----------------------------------------------------------------------------


                                      28



-APPENDIX- (Half year ended September 30, 2007)

1. CONSOLIDATED SALES BY PRODUCT CATEGORY

(Three months ended September 30, 2006 and 2007)                                                                (Millions of yen)
---------------------------------------------------------------------------------------------------------------------------------
                                        Three months ended Three months ended                  Change excluding
                                        September 30, 2006 September 30, 2007   Change     %   exchange impact          %
---------------------------------------------------------------------------------------------------------------------------------
[Office Solutions]
  Imaging Solutions                            370,871            415,209         44,338  12.0      28,678              7.7
   Percentage of net
     sales (%)                                    73.8               74.4
       Domestic                                142,871            144,975          2,104   1.5       2,104              1.5
       Overseas                                228,000            270,234         42,234  18.5      26,574             11.7
  Network System
   Solutions                                    55,417             56,580          1,163   2.1         854              1.5
   Percentage of net
     sales (%)                                    11.1               10.1
       Domestic                                 52,405             53,592          1,187   2.3       1,187              2.3
       Overseas                                  3,012              2,988            -24  -0.8        -333            -11.1
  Office Solutions Total                       426,288            471,789         45,501  10.7      29,532              6.9
   Percentage of net
     sales (%)                                    84.9               84.5
       Domestic                                195,276            198,567          3,291   1.7       3,291              1.7
   Overseas                                    231,012            273,222         42,210  18.3      26,241             11.4
       The Americas                             97,889            107,636          9,747  10.0       8,021              8.2
       Europe                                  106,863            133,351         26,488  24.8      16,537             15.5
       Other                                    26,260             32,235          5,975  22.8       1,683              6.4
[Industrial Products]
Industrial Products                             33,547             41,940          8,393  25.0       7,772             23.2
       Percentage of net
         sales (%)                                 6.7                7.5
   Domestic                                     19,667             23,591          3,924  20.0       3,924             20.0
   Overseas                                     13,880             18,349          4,469  32.2       3,848             27.7
       The Americas                              4,752              4,519           -233  -4.9        -319             -6.7
       Europe                                    4,681              5,558            877  18.7         524             11.2
       Other                                     4,447              8,272          3,825  86.0       3,643             81.9
[Other]
Other                                           42,511             44,531          2,020   4.8       1,669              3.9
       Percentage of net
         sales (%)                                 8.4                8.0
   Domestic                                     37,117             37,547            430   1.2         430              1.2
   Overseas                                      5,394              6,984          1,590  29.5       1,239             23.0
       The Americas                                308                372             64  20.8          61             19.8
       Europe                                    1,450              3,358          1,908 131.6       1,644            113.4
       Other                                     3,636              3,254           -382 -10.5        -466            -12.8
Grand Total                                    502,346            558,260         55,914  11.1      38,973              7.8
       Percentage of net
         sales (%)                               100.0              100.0
   Domestic                                    252,060            259,705          7,645   3.0       7,645              3.0
       Percentage of net
         sales (%)                                50.2               46.5
   Overseas                                    250,286            298,555         48,269  19.3      31,328             12.5
       Percentage of net
         sales (%)                                49.8               53.5
          The Americas                         102,949            112,527          9,578   9.3       7,763              7.5
            Percentage
              of net
              sales (%)                           20.5               20.2
          Europe                               112,994            142,267         29,273  25.9      18,705             16.6
            Percentage
              of net
              sales (%)                           22.5               25.5
          Other                                 34,343             43,761          9,418  27.4       4,860             14.2
            Percentage
              of net
              sales (%)                            6.8                7.8
---------------------------------------------------------------------------------------------------------------------------------
              Reference:
                Exchange
                rate
                US$ 1                      Yen  116.26        Yen  117.98     Yen   1.72
                EURO 1                     Yen  148.16        Yen  162.00     Yen  13.84

Notes:

* Each category includes the following product line:

Imaging Solutions        Digital PPCs, color PPCs, digital duplicators, facsimile machines, analog PPCs, diazo copiers, scanners, MFPs(multifunctional printers), laser printers and software
Network System Solutions Personal computers, PC servers, network systems and network related software
Industrial Products      Thermal media, optical equipments, semiconductors, electronic component and measuring equipments
Others                   Optical discs and digital camera

                                      A1



(HALF YEAR ENDED SEPTEMBER 30, 2006 AND 2007 AND YEAR ENDED MARCH 31, 2008)                                    (Millions of yen)
--------------------------------------------------------------------------------------------------------------------------------
                                                  Half year ended    Half year ended                     Change excluding
                                                 September 30, 2006 September 30, 2007    Change     %   exchange impact   %
--------------------------------------------------------------------------------------------------------------------------------
 [Office Solutions]
    Imaging Solutions                                    743,626           827,392         83,766  11.3      44,212       5.9
        Percentage of net sales (%)                         75.3              76.0
           Domestic                                      294,392           296,648          2,256   0.8       2,256       0.8
           Overseas                                      449,234           530,744         81,510  18.1      41,956       9.3
    Network System Solutions                              94,464            97,235          2,771   2.9       2,141       2.3
        Percentage of net sales (%)                          9.6               9.0
           Domestic                                       89,647            91,630          1,983   2.2       1,983       2.2
           Overseas                                        4,817             5,605            788  16.4         158       3.3
 Office Solutions Total                                  838,090           924,627         86,537  10.3      46,353       5.5
        Percentage of net sales (%)                         84.9              85.0
    Domestic                                             384,039           388,278          4,239   1.1       4,239       1.1
    Overseas                                             454,051           536,349         82,298  18.1      42,114       9.3
           The Americas                                  190,930           206,293         15,363   8.0       8,540       4.5
           Europe                                       214,173            271,610         57,437  26.8      31,404      14.7
           Other                                          48,948            58,446          9,498  19.4       2,170       4.4
 [Industrial Products]
 Industrial Products                                      68,256            77,476          9,220  13.5       7,787      11.4
        Percentage of net sales (%)                          6.9               7.1
    Domestic                                              38,497            44,251          5,754  14.9       5,754      14.9
    Overseas                                              29,759            33,225          3,466  11.6       2,033       6.8
           The Americas                                   12,091             8,013         -4,078 -33.7      -4,344     -35.9
           Europe                                          9,381            11,526          2,145  22.9       1,232      13.1
           Other                                           8,287            13,686          5,399  65.2       5,145      62.1
 [Other]
 Other                                                    80,576            86,270          5,694   7.1       4,819       6.0
        Percentage of net sales (%)                          8.2               7.9
    Domestic                                              69,955            71,910          1,955   2.8       1,955       2.8
    Overseas                                              10,621            14,360          3,739  35.2       2,864      27.0
           The Americas                                      563             1,395            832 147.8         809     143.7
           Europe                                          2,950             5,980          3,030 102.7       2,471      83.8
           Other                                           7,108             6,985           -123  -1.7        -416      -5.9
 Grand Total                                             986,922         1,088,373        101,451  10.3      58,959       6.0
        Percentage of net sales (%)                        100.0             100.0
    Domestic                                             492,491           504,439         11,948   2.4      11,948       2.4
        Percentage of net sales (%)                         49.9              46.3
    Overseas                                             494,431           583,934         89,503  18.1      47,011       9.5
        Percentage of net sales (%)                         50.1              53.7
           The Americas                                  203,584           215,701         12,117   6.0       5,005       2.5
              Percentage of net sales (%)                   20.6              19.8
           Europe                                        226,504           289,116         62,612  27.6      35,107      15.5
              Percentage of net sales (%)                   23.0              26.6
           Other                                          64,343            79,117         14,774  23.0       6,899      10.7
              Percentage of net sales (%)                    6.5               7.3
--------------------------------------------------------------------------------------------------------------------------------
               Reference: Exchange rate
                  US$ 1                             (Yen) 115.40    (Yen)   119.37   (Yen)   3.97
                  EURO 1                            (Yen) 145.98    (Yen)   162.36   (Yen)  16.38

Notes:

*Each category includes the following product line:

Imaging Solutions
                         Digital PPCs, color PPCs, digital duplicators, facsimile machines, analog PPCs, diazo copiers, scanners,

                         MFPs(multifunctional printers), laser printers and software

Network System Solutions
                         Personal computers, PC servers, network systems and network related software

Industrial Products
                         Thermal media, optical equipments, semiconductors, electronic component and measuring equipments

Others
                         Optical discs and digital camera


                                      A2



2. FORECAST OF CONSOLIDATED PERFORMANCE

                                                                                                          (Billions of yen)
---------------------------------------------------------------------------------------------------------------------------
                           Half year ended        Three months ending        Half year ending         Year ending
                           Sept. 30, 2007  Change    Dec. 31, 2007    Change  Mar. 31, 2008   Change Mar. 31, 2008   Change
                               Results       %         Forecast         %        Forecast       %      Forecast        %
---------------------------------------------------------------------------------------------------------------------------
Net sales                      1088.3       10.3         537.0         6.2       1,161.6       7.4      2,250.0       8.8
Gross profit                    451.2       10.6         232.3         5.9         488.7       7.5        940.0       9.0
Operating income                 84.5       15.6          49.0         0.7         110.4       9.1        195.0      11.8
Income before income taxes       85.0       14.5          49.0         0.4         106.9       6.7        192.0      10.0
Net income                       53.1        2.1          31.3         0.2          63.8       7.0        117.0       4.7
Net income per share-basic
  (yen)                         72.83         --         42.88          --         87.47        --       160.30        --
Net income per share-
  diluted (yen)                 70.90         --         41.74          --         85.14        --       156.04        --
Capital expenditures             39.6         --          18.0          --          50.4        --         90.0        --
Depreciation for tangible
  fixed assets                   35.6         --          19.5          --          40.4        --         76.0        --
R&D expenditures                 61.5         --          30.0          --          66.5        --        128.0        --
Exchange rate (Yen/US$)        119.37         --        115.00          --        115.00        --       117.19        --
Exchange rate (Yen/EURO)       162.36         --        155.00          --        155.00        --       158.68        --
---------------------------------------------------------------------------------------------------------------------------


3. FORECAST OF CONSOLIDATED SALES BY PRODUCT CATEGORY

                                                                                                       (Billions of yen)
------------------------------------------------------------------------------------------------------------------------
                            Half year ending March 31, 2008                   Year ending March 31, 2008
                            -------------------------------                   --------------------------
                                          Change             Change           Change          Change
                             Forecast       %    Forecast(*)   %     Forecast   %         Forecast(*)          %
-------------------------------------------------------------------- ---------------------------------------------------
[Office Solutions]
Imaging Solutions              908.2        8.6      914.5      9.3   1,735.6     9.8      1,702.3             7.7
   Domestic                    330.3        6.7      330.3      6.7     627.0     3.8        627.0             3.8
   Overseas                    577.9        9.7      584.2     10.9   1,108.6    13.6      1,075.3            10.2
Network System Solutions       104.5        4.7      104.5      4.7     201.7     3.8        201.1             3.5
   Domestic                     99.5        4.7       99.5      4.7     191.1     3.5        191.1             3.5
   Overseas                      5.0        4.6        5.0      4.6      10.6    10.5         10.0             4.0
Office Solutions Total       1,012.8        8.2    1,019.1      8.8   1,937.4     9.2      1,903.5             7.3
   Domestic                    429.8        6.2      429.8      6.2     818.1     3.7        818.1             3.7
   Overseas                    582.9        9.6      589.2     10.8   1,119.2    13.5      1,085.4            10.1
       The Americas            231.0        7.7      238.4     11.1     437.2     7.9        437.8             8.0
       Europe                  292.5       10.1      291.4      9.7     564.1    17.6        536.9            11.9
       Other                    59.4       15.5       59.4     15.5     117.8    17.4        110.5            10.1
[Industrial Products]
Industrial Products             69.6        6.9       69.7      7.0     147.0    10.3        145.7             9.3
   Domestic                     37.7       -0.0       37.7     -0.0      81.9     7.5         81.9             7.5
   Overseas                     31.9       16.3       32.0     16.7      65.1    13.9         63.7            11.6
       The Americas              8.2       12.4        8.4     15.1      16.2   -16.4         16.1           -16.7
       Europe                   10.1        1.0       10.0      0.0      21.6    11.6         20.6             6.4
       Other                    13.6       34.2       13.6     34.2      27.2    48.1         27.0            46.8
[Other]
Other                           79.2       -1.6       79.3     -1.4     165.4     2.7        164.7             2.3
   Domestic                     68.0        0.9       68.0      0.9     139.9     1.9        139.9             1.9
   Overseas                     11.2      -14.6       11.3    -13.6      25.5     7.7         24.8             4.6
       The Americas              0.9      -13.9        1.0     -1.4       2.2    42.7          2.4            49.4
       Europe                    4.2      -15.5        4.2    -15.5      10.1    28.5          9.6            21.5
       Other                     6.1      -14.0        6.1    -14.0      13.1    -7.9         12.8            -9.9
Grand Total                  1,161.6        7.4    1,168.1      8.0   2,250.0     8.8      2,214.0             7.0
   Domestic                    535.5        5.1      535.5      5.1   1,040.0     3.8      1,040.0             3.8
   Overseas                    626.0        9.4      632.5     10.5   1,210.0    13.4      1,174.0            10.1
       The Americas            240.1        7.7      247.8     11.2     455.8     6.9        456.4             7.0
       Europe                  306.8        9.3      305.6      8.9     595.9    17.5        567.2            11.8
       Other                    79.1       15.2       79.1     15.2     158.2    19.0        150.4            13.0
-------------------------------------------------------------------- ---------------------------------------------------

* Excluding foreign exchange impact

                                      A3



-APPENDIX B-
[SCHEDULE 1] CONSOLIDATED PERFORMANCE

--------------------------------------------------------------------------------------------------
                                                   Half year ended Half year ended Half year ended
                                                    September 30,   September 30,   September 30,
                                                        2005            2006            2007
--------------------------------------------------------------------------------------------------
Net sales (left axis)                                   919.8           986.9          1,088.3
Net income (right axis)                                  42.8            52.0             53.1
Return on equity (right axis)                             4.8             5.3              4.9
Return on assets (right axis)                             3.5             3.6              3.7
Net income per share (left axis)                        58.40           71.35            72.83
--------------------------------------------------------------------------------------------------

[SCHEDULE 2] CONSOLIDATED SALES BY PRODUCT LINE
--------------------------------------------------------------------------------------------------
                                                   Half year ended Half year ended Half year ended
                                                    September 30,   September 30,   September 30,
                                                        2005            2006            2007
--------------------------------------------------------------------------------------------------
Imaging Solution Business                               693.1           743.6            827.3
Network System Solution Business                         93.1            94.4             97.2
Industry Business                                        58.4            68.2             77.4
Other Business                                           75.1            80.5             86.2
--------------------------------------------------------------------------------------------------
Imaging Solution Business                                75.4            75.3             76.0
Network System Solution Business                         10.1             9.6              9.0
Industry Business                                         6.4             6.9              7.1
Other Business                                            8.1             8.2              7.9
                                                        100.0           100.0            100.0
--------------------------------------------------------------------------------------------------

[SCHEDULE 3] CONSOLIDATED SALES BY GEOGRAPHIC AREA
--------------------------------------------------------------------------------------------------
                                                   Half year ended Half year ended Half year ended
                                                    September 30,   September 30,   September 30,
                                                        2005            2006            2007
--------------------------------------------------------------------------------------------------
Japan                                                   477.7           492.4            504.4
The Americas                                            183.9           203.5            215.7
Europe                                                  201.3           226.5            289.1
Others                                                   56.7            64.3             79.1
--------------------------------------------------------------------------------------------------
Japan (%)                                                51.9            49.9             46.3
The Americas (%)                                         20.0            20.6             19.8
Europe (%)                                               21.9            23.0             26.6
Others (%)                                                6.2             6.5              7.3
Total                                                   100.0           100.0            100.0
--------------------------------------------------------------------------------------------------

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